









EMERSON

EMERSON. Process Management

EMERSON. Climate Technologies

EMERSON. Network Power

EMERSON. Industrial Automation

# Solutions that benefit our customers...

Emerson has developed a broad array of capabilities, from consulting expertise to industry-transforming products and comprehensive service platforms. By helping our customers increase productivity and quality, we help them to help their customers and to improve the way they do business. And we continue to increase our lead in next-generation solutions for new markets that will fuel our growth.

## Emerson Process Management

We help oil refineries and power plants increase uptime and optimize performance. The result: a better bottom line and more reliable petroleum products and electric power for customers.

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## Emerson Climate Technologies

We provide convenience stores with best-in-class technologies and monitoring services for their heating, cooling, and refrigeration equipment to optimize efficiency and reliability. The result: lower operating costs and a more comfortable and convenient environment for customers.

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On the Run
18 PACK

EMERSON. Storage Solutions

EMERSON. Professional Tools

EMERSON. Appliance Solutions

EMERSON. Motor Technologies

# and their customers.

## EMERSON. CONSIDER IT SOLVED.™

**Emerson Network Power**

We help protect business networks by sustaining power for critical operations. The result: reliability that keeps systems "up," business running, and customers satisfied.

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**Emerson Industrial Automation**

We help factories improve productivity and drive down costs. The result: increased output, operational and energy savings for manufacturers, and better-quality products for their customers.

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# Dear Shareholders,

Emerson completed fiscal year 2003 with positive momentum across the company, led by rising sales and earnings and outstanding operational performance. We strengthened the balance sheet; increased global market penetration, operating margins and capital efficiency; and delivered strong cash flow performance throughout the year.

**Emerson has responded to the global economic challenges of the past three years by repositioning the company to better align with the changing global marketplace.**

Business investment in the United States and Western Europe remained weak, reflecting not only softness in underlying demand and the impact of the war in Iraq, but also a structural shift of capital investment to developing regions of the world. Emerson capitalized on this trend by continuing to expand manufacturing, engineering, and sales in key emerging markets. Sales have increased on average 12 percent per year in these regions for the last three years, reaching $2.4 billion in 2003.

## Financial and Operational Highlights

For fiscal 2003, the company achieved sales of $14.0 billion and earnings per share of $2.59, compared with 2002 sales of $13.7 billion and earnings per share of $2.52, excluding the non-cash goodwill accounting charge related to the adoption of FAS 142 last year. Including the accounting change, 2002 reported earnings per share were $0.29.

Operating cash flow was $1.7 billion, or 12.4 percent of sales, versus $1.8 billion in 2002, with the difference reflecting higher pension fund contributions in 2003. Free cash flow (operating cash flow less capital expenditures of $337 million) was in line with the prior year at $1.4 billion, the third straight year that free cash flow has exceeded earnings. Our strong cash flow and further reduction in debt improved the ratio of operating cash flow to total debt from 39.9 percent a year ago to 42.0 percent for fiscal 2003. Average trade working capital improved from 22.8 percent of sales in 2002 to 21.2 percent in 2003 as lean manufacturing programs continued to deliver operational benefits.

Return on total capital increased to 12.7 percent from 12.0 percent last year, the second consecutive yearly increase and a clear measure of our progress in creating value for our shareholders. The increase is a result of improvements in profitability, fixed asset utilization, and working capital efficiency.

## Strategic Imperatives

Emerson has responded to the global economic challenges of the past three years by repositioning the company to better align with the changing global marketplace. The result is a stronger Emerson with significant opportunities for growth and a cost structure that allows us to compete anywhere in the world.

Five strategic imperatives are driving our return to higher profitability levels and superior value creation for shareholders:

1. Rebalancing assets through continued restructuring to establish superior cost positions and faster access to local markets.
2. Creating operating and capital efficiencies that generate strong cash flow to fund dividends, strategic acquisitions, capital investment, and technology development.

3. Globalizing the company's assets to leverage our strong position in developed economies and to further penetrate emerging markets.

4. Developing industry-transforming technology to help our customers succeed in their markets and win new end-users.

5. Providing solutions and services through our business platforms, and making it easier and more rewarding for customers to do business with Emerson.

I would like to share our thoughts on each of these imperatives:

## Rebalancing Assets

The economic downturn in 2001 made clear the need to align manufacturing with best-cost areas and with an expanding global customer base. Information technology advancements of the late 1990s opened up markets around the world, and we began to face new competitors who undercut us with lower costs. To maintain our competitive advantage, we needed to realign assets – people and plants – to benefit from lower-cost regions. Closing a plant is a very painful process, especially when it impacts people who have provided excellent quality and productivity for many years. This has been a difficult but critical process that has improved operational performance and brought us closer to customers.

## Creating Operating and Capital Efficiencies and Strong Cash Flow

Emerson has made significant improvements in operating capital performance in the areas of trade working capital, lean manufacturing, and outsourcing initiatives, delivering free cash flow in excess of earnings for each of the past three years. Operating capital efficiency and cash flow have become key performance measurements for all business units.

Office of the Chief Executive:
*Left to right:*
James G. Berges, President;
Charles A. Peters, Senior Executive Vice President;
Edward L. Monser, Chief Operating Officer;
David N. Farr, Chief Executive Officer;
Walter J. Galvin, Executive Vice President and Chief Financial Officer.



We have four areas in which to invest cash. First is to pay increased dividends to shareholders, as we have for 48 consecutive years. Second, we continue to re-invest in our businesses through capital and technology spending, extending our lead against the competition. Third, we will continue to make strategic acquisitions to strengthen current platforms and possibly add new ones. Last, we will repurchase shares when it makes sense from a shareholder return standpoint.

## Globalizing to Help Customers and Penetrate Emerging Markets

Over the past two decades, Emerson has established an extensive and effective worldwide presence, which has been supported by strategic investment in information technology and customer service.

International sales today provide 45 percent of Emerson's total revenue. Our goal is to grow that to 60 percent. Effectively serving a global customer base requires that we place more production in emerging markets while continuing to focus the right resources on core U.S. and Western European markets. The objective is a balance of assets around the world that provides suitable coverage for customers and maintains a best-cost position.

## Developing Industry-transforming Technology

Technology leadership is the foundation of Emerson's success. We have built a reputation for innovation and are accelerating investments in resources needed to drive next-generation products at a record pace. The goal is simple: continuously adapt, innovate, and create new products that change the game and provide unsurpassed value for customers and competitive advantage for Emerson.

## Business Platforms That Create Customer Solutions and Success

We intend to be number one in each of the markets we serve, and to provide solutions and services that transcend the traditional customer/supplier relationship. This increases the value we bring to customers and expands our markets. Using shared knowledge and expertise across businesses, Emerson is finding new and faster ways to solve customer problems. We continue to strengthen and build these capabilities through internal development and acquisitions.

## Five-Year Performance

**Years ended September 30**
**(Dollars in millions except per share amounts)**

| | 1998 | **2003** | 5-Year CAGR |
|---|---|---|---|
| Sales | $13,447 | **$13,958** | 0.7% |
| Earnings | $1,229 | **$1,089** | (2.4%) |
| Earnings Per Share | $2.77 | **$2.59** | (1.3%) |
| Dividends Per Share | $1.18 | **$1.57** | 5.9% |
| Operating Cash Flow | $1,652 | **$1,731** | 0.9% |
| Return on Total Capital | 17.0% | **12.7%** | |
| Return on Equity | 21.9% | **17.9%** | |

## One-Year Performance

**Years ended September 30**
**(Dollars in millions except per share amounts)**

| | 2002 (a) | **2003** | Percent Change |
|---|---|---|---|
| Sales | $13,748 | **$13,958** | 1.5% |
| Earnings | $1,060 | **$1,089** | 2.8% |
| Earnings Per Share | $2.52 | **$2.59** | 2.8% |
| Dividends Per Share | $1.55 | **$1.57** | 1.3% |
| Operating Cash Flow | $1,818 | **$1,731** | (4.8%) |
| Return on Total Capital | 12.0% | **12.7%** | |
| Return on Equity | 17.9% | **17.9%** | |

(a) 2002 earnings, earnings per share, return on total capital, and return on equity amounts exclude the cumulative effect of a change in accounting principle of $938 million ($2.23 per share).

There are many examples of success across Emerson. Emerson Climate Technologies is a clear leader in energy management, site monitoring and system diagnostics, which are critical elements of the next-generation solutions being created for the heating, ventilating and air conditioning and commercial refrigeration markets. Emerson Process Management's combination of leading global and technology positions with superior systems, services and solutions has created an unmatched competitive position that generated strong project activity throughout 2003. Emerson Network Power strengthened its position through the year with a continued focus on restructuring, engineering and technology investment, and international expansion. This business is using its tremendous advantages to design and manufacture the next generation of reliable power solutions for telecommunications networks, data centers, health care and industrial facilities, and will be well positioned when its markets strengthen.

We are focused on executing these strategic imperatives, and the consistent progress we have demonstrated over the last three years gives us confidence we will achieve higher sales, margins, cash flow and returns to our shareholders.

## Committed to Excellence In All We Do

Emerson has long been recognized as a company exhibiting the highest standards of honesty and integrity, and we work hard to retain the trust of shareholders, business partners, customers, and employees every day, wherever we do business. Emerson's published policies and guidelines set clear rules of conduct for all employees, managers and officers, and it is our responsibility as leaders of this company to maintain the atmosphere of integrity worldwide. These guidelines and procedures are posted on our Web site.

We are also proud of the individual commitment of time, energy and personal funds Emerson people give as volunteers in the communities where they live and work. Last year, Emerson and its Charitable Trust supported their efforts and spirit by donating more than $20 million to initiatives in education, health and human services, arts and culture, civic organizations and youth programs.

**The goal is simple: continuously adapt, innovate, and create new products that change the game and provide unsurpassed value for customers and competitive advantage for Emerson.**

I thank all employees and the management team, who are strengthening the company while guiding Emerson through these difficult economic times. I also want to thank Chuck Knight and the Board for their continued guidance and confidence in this team, and the strong support they have shown for our strategies. I note with sadness the passing this year of William M. Van Cleve, a director, good friend and trusted counselor to the Board and to two CEOs for 19 years.

As we enter the new fiscal year, the business environment looks more favorable with underlying trends steadily improving around the world and strong project activity in areas we have targeted for growth. We look forward to a stronger economy in 2004 and we expect increases in sales, operating margins, cash flow, and earnings over fiscal year 2003.

On behalf of the Office of Chief Executive,



David N. Farr
Chief Executive Officer

Emerson Process Management...

# All the predictive required to perform.



Services and Solutions
Emerson services and solutions improve process project implementation scheduling, increase productivity, and reduce total cost of ownership.
Measurement
Emerson's digital instru-
analysis when measurement
Flow Control
Emerson valves, regulators, actuators, and other precision instruments are the standard for ensuring optimum flow of hundreds of thousands of barrels of crude.


**Emerson helps processing plants:**

- Pinpoint and prevent problems before they happen
- Better manage assets to deliver the full potential of operations
- Reduce installed cost by up to 30 percent and improve plant efficiency by 2 percent or more

# intelligence

Wouldn't it be great if production plants could alert operators before problems occurred? That's the idea behind Emerson's PlantWeb® digital plant architecture, which uses predictive intelligence to improve plant performance.

PlantWeb®'s combination of intelligent field devices, digital automation systems, and optimization software, along with Emerson's consulting and engineering expertise, helps plants operate as efficiently as possible. This integrated approach constantly gathers and manages information throughout the entire plant and alerts operators and maintenance personnel if something needs attention, so they can make critical decisions quickly and correctly. The result is optimized performance and reduced costs, as well as improved output and quality for the foods, medicines, and fuels we buy.

EMERSON. CONSIDER IT SOLVED.®

**Systems and Software**

DeltaV™, PlantWeb® digital plant architecture, and open, robust software systems enable customers to convert smart-device data into better decisions and dramatically reduced costs.

Photo: Refineria Isla (Curazao) S.A.

Emerson Process Management...

# Better plant manage

## Increased Performance, Production, and Profit

Deer Park Refining L.P., one of the largest oil refineries in the United States, wanted to replace its aging instrumentation and chose Emerson's PlantWeb® digital plant architecture. The upgrade was part of an effort to increase the plant's utilization by identifying and fixing problems before they caused a costly plant shutdown.

Emerson Process Management designed a complete, integrated PlantWeb® solution for the Shell Deer Park refinery, including a "hot cutover" plan, converting each loop without interrupting plant production. Emerson managed the entire program, from engineering design and consultation services to installation, commissioning, and startup. As a result, the Shell Deer Park refinery expects to increase production, improve plant efficiency, and prevent unscheduled plant shutdowns, which would make the company more profitable and a more reliable source of gasoline for everyone. ☐



ment with PlantWeb®.

EMERSON. CONSIDER IT SOLVED.

## A Powerful Solution for a Power Plant

When Enel Production, the leading electrical utility in Italy, was building a new power plant near Perugia, the company wanted to simplify engineering and to optimize plant operations and management. In fact, Enel Production wanted the plant to be able to identify problems, and fix them, before they actually happened.

Enel Production turned to Emerson Process Management's PlantWeb® digital plant architecture, which included Emerson's DeltaV® digital automation system, AMS™ Suite: Intelligent Device Manager, and FOUNDATION™ fieldbus devices. These products work together in a plantwide network to monitor process and equipment status, predict potential problems, and deliver information to the right personnel so they can optimize maintenance and operations. PlantWeb® helps Enel Production run more efficiently and profitably. But its customers – Italian businesses and consumers – enjoy the real benefits of PlantWeb®: reliable electricity and a cleaner environment. □



Emerson Climate Technologies...

# Keeping you comfortable and your food fresh.

**Energy Management**

Customers cut energy costs and create more comfortable environments for employees and shoppers by better managing internal conditions with Emerson energy supervision, service, and leading-technology products.

**Refrigeration**

Emerson's Copeland Scroll™ compressors and climate controls provide precise temperature management in the cold-storage room to ensure food quality, cut energy expense, and reduce maintenance.

**Emerson helps retailers:**

— Lower their energy costs by up to 15 percent

— Enhance store productivity through remote monitoring capabilities

— Maintain consistent food quality and high customer service levels

Convenience stores must minimize every cost to ensure a profitable operation. That's why Emerson Climate Technologies created the Facility Management System, which optimizes energy consumption by controlling a store's lighting, air conditioning, and refrigeration; and delivers the data to a Web site where it can be centrally monitored.

This system, along with Emerson's Copeland Scroll™ technology and climate controls, helps convenience stores make smart use of energy during peak times. Store managers can stop worrying about the thermostat, focus on customer service, and improve the bottom line.

**EMERSON. CONSIDER IT SOLVED.™**


Remote Monitoring

Data from air conditioning, lights, refrigerators, and freezers are collected and analyzed from Emerson's central monitoring location via a secure Web site, allowing multiple stores to be monitored from one location.


rozen Food
Ice Cream

Photo: ExxonMobil *On the Run*® Convenience Store

# Comfort, efficiency,

## Comfort and Elegance for Villa Residences

People living in China's upscale Villa Residences want air-conditioning systems and heat pumps that are efficient and attractive. Most homeowners in China have an individual split air-conditioning system for each room, but the growing group of luxury homeowners prefers a central air-conditioning system with temperature control in each room.

Emerson's Copeland® Digital Scroll™ compressor, electronics controllers, and design expertise meet this need. The energy-efficient compressor can deliver between 10 percent and 100 percent capacity, depending on the outside temperature and the number of rooms that need cooling. The result gives Villa homeowners the comfort they need with the aesthetics they want. Emerson's technology is so accurate that the temperature in each room varies by only one-half degree from the desired temperature. And it's so efficient that homeowners save up to 30 percent on energy costs throughout the year. ■





# and peace of mind.

EMERSON. CONSIDER IT SOLVED.

## A Whole New Level of Home Comfort

Homeowners want comfort, efficiency, and peace of mind when it comes to air conditioning. That's what Emerson delivers with its UltraTech™ Home Series. Emerson's solution combines the Copeland® Scroll UltraTech™ compressor, which has two cooling stages so it runs at full capacity only on the hottest days; a PerfectSpeed™ motor; and a White-Rogers® thermostat. Adding the first-to-market Comfort Alert™ diagnostics technology helps service technicians to diagnose and fix problems more quickly and accurately.

Working together, these products give homeowners temperature and humidity control, energy savings, and the quietest systems indoors and outdoors. In fact, systems equipped with the UltraTech™ Home Series improve temperature and humidity consistency throughout a home by more than 50 percent and lower relative humidity more than 15 percent. UltraTech™-based systems also provide up to 60 percent greater energy efficiency, which can save homeowners hundreds of dollars a year. ■



Emerson Network Power...

# Powering critical data all day, every day.

### Service and Site Operations

Emerson hardware and software solutions provide companies with information and knowledge about system performance, as well as services needed to ensure reliability.

### Uninterruptible Power

Seamless switching to reliable AC and DC power backup systems from Emerson provides continuous power during grid interruptions so data networks and telecommunications continue to function.

### Power Supplies

Power conversion and embedded power is available from Emerson for a wide range of telecom, computer, industrial, and other applications.

**Emerson helps businesses:**

- Safeguard critical data if their power is lost
- Maintain an optimum environment to keep critical systems up
- Ensure that customer transactions are safely processed

A small power interruption can be costly if sales transactions are lost or critical information is deleted. That's why businesses count on Emerson to protect their networks with uninterrupted electricity, even during a power outage.

With its AC and DC power systems, generator and switch technology, precision air conditioning, uninterruptible power supply, and remote site monitoring, Emerson can design and build a complete solution to support an entire network, from power grid to computer chip. The result is outstanding reliability anywhere in the world. That means businesses can protect the integrity of their information and operations, helping them better serve their customers.

**EMERSON. CONSIDER IT SOLVED.™**

**Precision Air**

Emerson systems keep the computing and telecommunications environment within proper temperature and humidity levels to prevent overheating and dangerous disruptions.



Photo: A.G. Edwards & Sons, Inc.
World Headquarters

# Reliable power, regard

## Equinix Powers Through East Coast Blackout

Companies like IBM and Yahoo! Inc. count on Equinix's data centers to support their online business activities. And Equinix counts on Emerson to protect its data centers from power outages. Equinix's data centers provide access to 90 percent of the world's Internet routes, so a power interruption can cause significant operational disruptions and lost sales for companies, and unreliable Internet transactions for consumers.

Emerson designed a complete solution for Equinix, including uninterruptible power supplies, power distribution, and DC power systems. When much of the Northeast lost power in August, many homes and businesses were without power for several days. However, the businesses and Web platforms powered by Equinix's centers in Secaucus and Newark, N.J., continued to run without disruption. ■



less of circumstances.

EMERSON. CONSIDER IT SOLVED.

## Protecting Patients at Exempla Saint Joseph Hospital

Power failures can mean the difference between life and death if a hospital is unable to maintain life support systems, data center records, sensitive equipment, and climate control systems that protect blood banks. To continue protecting its patients from the consequences of a power failure, Saint Joseph Hospital in Denver needed to centralize and upgrade its on-site emergency power system. It wanted cutting-edge technology, design flexibility to satisfy its particular site requirements, project management support, and around-the-clock local service. The hospital selected Emerson as its total solutions provider.

Emerson provided a centralized power transfer and control system that can manage up to four power sources to keep the hospital's most critical patient-support systems working. Should an extended power outage occur, the entire hospital can be switched to emergency generators to safeguard electronic patient records and to keep life support systems online. Now, Saint Joseph's doctors and their patients have peace of mind. ■



Emerson Industrial Automation...

# Advanced technologies that drive industry.


AC Motor
Industry-leading AC and DC motors provide consistent power to conveyors throughout the production line, enhancing productivity.
Drive Control Center
Drive systems from Emerson are adapted to integrate with other existing automation and factory functions to ensure speed, reliability, and peak performance.

**Emerson helps manufacturers:**

- Streamline production, lower energy costs, and improve productivity
- Create efficient, synchronized, and automated production lines
- Consistently meet and exceed production quotas and quality targets

Factories must continually increase productivity and drive down cost in today's competitive marketplace. Through its Industrial Automation business, Emerson has helped hundreds of production plants do just that.

Emerson brings together best-in-class motors, drives, software, and expert consulting to create tailored, low-cost solutions that integrate smoothly with existing automation. Whether they manufacture toys, trucks, or anything in between, Emerson's customers have seen real results: increased output, minimal waste, energy savings, and better-quality products for their customers.

**EMERSON. CONSIDER IT SOLVED.™**

### Power Transmission

Customers turn to Emerson for standard and customized automation solutions from a single source, including design and engineering.

### Servo Motor

Highly diverse and advanced Emerson synchronous and servo motors enable accurate positioning for precision assembly while minimizing footprint size.


JCJ

Photo: Land Rover, Solihull, UK

# Financial Review

## Results of Operations

### Sales



$16
$12
$8
$4
98 99 00 01 02 03
(DOLLARS IN BILLIONS)


Emerson achieved sales of $14.0 billion in 2003 despite the challenging market conditions.

### Net Sales

Emerson achieved higher sales in 2003 despite the challenging market conditions. Net sales for 2003 were $14.0 billion, an increase of $210 million, or 2 percent, from 2002. Consolidated results include a nearly 4 percentage point favorable impact from currency and a less than 1 percentage point negative impact from divestitures, net of acquisitions. Underlying sales (which exclude acquisitions, divestitures and currency) decreased 1 percent from the prior year, reflecting the continuing difficult economic environment. Sales in the United States declined $301 million, or 4 percent, from the prior year, while international sales increased 2 percent, driven by strong growth in Asia. A 7 percent underlying sales increase in the Heating, Ventilating, and Air Conditioning (HVAC) business was more than offset by a 7 percent decline in underlying sales of the Electronics and Telecommunications business and modest declines in the other business segments. New product sales, from products introduced in the past five years, were $4.5 billion, representing 32 percent of sales.

In 2002, sales were $13.7 billion, a decrease of $1.6 billion, or 10 percent, from 2001. The sharp decline in the telecommunications industry and continued weakness in the European and U.S. industrial goods markets negatively affected reported results. Sales include a net favorable impact of 1 percent from acquisitions, divestitures and a weaker U.S. dollar. Underlying sales decreased 11 percent from 2001, with U.S. sales down $1 billion, or 12 percent, and an international sales decline of $667 million, or 11 percent, driven by weakness in all major geographic regions. Underlying sales of the Electronics and Telecommunications business declined 38 percent while the Industrial Automation business declined 11 percent. A modest underlying increase in the Process Control business was more than offset by modest sales declines in both the HVAC and the Appliance and Tools businesses, reflecting the challenging economic environment. New product sales were $4.5 billion, representing 33 percent of sales.

### International Sales

International destination sales, including U.S. exports, increased 10 percent, to $6.3 billion in 2003, representing 45 percent of the Company's total sales. U.S. exports were down 6 percent compared to the prior year, at $893 million. International subsidiary sales, including shipments to the United States, were $5.6 billion in 2003, up 12 percent over 2002. Emerson continued to expand in Asia during the year, particularly in China, which showed strength in the fourth quarter, to capitalize on market opportunities and further improve the Company's cost position. European markets served by Emerson showed signs of recovery, with sales improving in the second half of the year. Excluding the net 10 percent impact from acquisitions, divestitures, and favorable currency translation (approximately $520 million), international subsidiary sales increased 2 percent compared to the prior year.

In 2002, international sales decreased 7 percent, to $5.8 billion, representing 42 percent of the Company's total sales. U.S. exports were down 6 percent from 2001 at $946 million. International subsidiary sales were $5.0 billion in 2002, down 6 percent from 2001. All major geographic regions showed significant declines for the year, except Asia, which includes the impact of the Avansys acquisition. Underlying international subsidiary sales decreased 11 percent from 2001, excluding the 5 percent net impact of acquisitions, divestitures, and favorable currency translation (approximately $45 million).

### Business Segments - 2003 vs. 2002

Process Control business sales of $3.4 billion in 2003 were comparable with the prior year. Reported sales include an almost 5 percentage point favorable impact from currency, which was partially offset by a nearly 3 percentage point impact from the Daniel Valve and Intellution divestitures. Excluding acquisitions, divestitures and currency, underlying sales declined 2 percent due to weakness in the United States and Latin America, which were partially offset by moderate growth in Europe and solid growth in Asia. Process Control continued its market penetration and geographic expansion despite the ongoing weakness in the U.S. market. Systems, services and solutions businesses continued growing with strong new project activity and displacement of competitors in the market. Earnings before interest and taxes were $388 million in 2003, compared to $387 million in the prior year, reflecting increased sales and profitability in the systems, solutions and measurement businesses, offset by weakness in the valve businesses and $9 million in higher costs for the rationalization of operations during the year.

Sales in the Industrial Automation business increased 4 percent to $2.6 billion in 2003, reflecting a 7 percentage point favorable impact from currency, which was partially offset by a 1 percentage point impact from divestitures. An almost 2 percent decline in underlying sales reflects weakness in industrial activity in the United States, which was partially offset by modest international sales growth, led by strength in Asia and modest growth in Europe. Most end markets have begun to stabilize. This stability together with the benefits from restructuring drove earnings growth in the segment. Margin improvements in the fluid control valves, variable-speed drives and materials joining businesses, as well as $13 million lower rationalization costs, led to an 11 percent increase in earnings to $330 million in 2003 from $297 million in 2002.

The Electronics and Telecommunications business reported sales of $2.3 billion in 2003, down 6 percent from 2002. Underlying sales, excluding a 2 percentage point impact from divestitures and a 3 percentage point favorable impact from currency, declined 7 percent as a result of significant declines in most major geographic regions, except Asia and Latin America which turned positive in the fourth quarter. The significant restructuring efforts in this business are paying off and continuing to help drive margins higher. Despite lower sales volume, earnings increased $49 million, or 41 percent, to $168 million in 2003, primarily driven by the precision cooling and power systems business and $25 million lower rationalization costs in the current year. This business segment has strengthened its position through the year with a continued focus on restructuring initiatives, engineering and technology investments, and international expansion and is well positioned for the future.

Sales in the HVAC business increased over 9 percent to $2.6 billion in 2003, driven by continued global penetration gains, market growth and a nearly 3 percentage point favorable impact from currency. The underlying sales increase of nearly 7 percent compared to the prior year reflects strong growth in Asia and Latin America, and moderate increases in the United States and the European commercial market. The combination of new wins, market dynamics, and higher efficiency regulations worldwide is driving long-term scroll technology penetration and growth. In addition, energy management and site monitoring services are growing, particularly by helping supermarkets reduce energy costs and safeguard food quality. HVAC earnings increased $53 million, or 16 percent, over the prior year to $386 million, primarily due to higher sales and improved margins from increased operating efficiencies for the compressor and heating controls businesses in 2003.

The Appliance and Tools business sales were $3.5 billion in 2003, compared to sales of $3.4 billion in the prior year. Sales reflect a 3 percent decline in underlying sales, which was offset by a 2 percentage point favorable impact from currency and an almost 1 percentage point impact from acquisitions. Earnings of $479 million were up 5 percent over $456 million in 2002, primarily driven by the disposer, residential storage and plumbing tools businesses and $13 million lower costs for rationalization compared to the prior year, partially offset by weakness in the motors business. Residential storage products sales continued to show strength, driven by new product offerings, innovative Web-enabled design and support services, and favorable market conditions. The motors and appliance component business sales declined moderately, while the construction and tools business sales declined slightly, partially resulting from exiting the manufacturing of power woodworking tools. Emerson made the strategic business decision to discontinue the manufacture of bench top and stationary woodworking power tools, which had sales of approximately $60 million in 2003.

## Asia Sales


$2.0
$1.5
$1.0
$0.5
98 99 00 01 02 03

(DOLLARS IN BILLIONS)

Emerson continues to expand in Asia, particularly in China, reaching $1.7 billion of sales in 2003, capitalizing on market opportunities and improving its cost position.

## Business Segments - 2002 vs. 2001

The Process Control business achieved sales of $3.4 billion in 2002, in line with the strong 2001 performance, a result of strong gains in the systems and solutions businesses despite the persistently challenging economy and an over 2 percentage point impact from the Xomox and Daniel Valve divestitures. Offsetting the strong growth in systems and solutions was an overall reduction in general maintenance and repair activity affecting the measurement and control device business, due to the broad reduction in capital spending. Underlying sales excluding the impact of acquisitions, divestitures and an almost 1 percentage point favorable impact from currency exchange improved almost 2 percent over 2001. Very strong growth in Latin America and moderate growth in Europe were partially offset by declines in the United States and Canada. Nearly $290 million in major projects were won during the year, signaling the acceptance of PlantWeb, Delta V, and solutions and engineering services in the market. Earnings of $387 million were up 8 percent in 2002 compared to $358 million in 2001, primarily reflecting the goodwill amortization in 2001. Excluding goodwill amortization from 2001, Process Control earnings decreased, primarily reflecting the impact from divestitures.

### Earnings Per Share



$3.60
$2.70
$1.80
$0.90
98 99 00 01 02* 03


*before accounting change

Earnings per share was $2.59 in 2003 reflecting a solid financial result in a difficult economic environment.

Sales of the Industrial Automation business fell 15 percent to $2.5 billion in 2002 from $3.0 billion the year before, as a result of underlying sales declines and the 2002 divestiture of the Chromalox industrial heating solutions business as well as the Sweco divestiture and the contribution of Camco into a joint venture in 2001. Divestitures, net of acquisitions, negatively impacted sales by over 5 percentage points, partially offset by a nearly 1 percentage point contribution from currency. Underlying sales declined 11 percent from 2001, reflecting the reduction in capital expenditures and excess capacity across the industrial sector in the United States and Europe. The underlying sales declines resulting from the steep downturn in industrial goods spending and the impact of divestitures led to a 26 percent decrease in earnings to $297 million in 2002 from $402 million in 2001.

In the Electronics and Telecommunications business, sales fell 31 percent during the year to $2.5 billion. Excluding a 7 percentage point impact from acquisitions, divestitures and currency exchange, underlying sales decreased 38 percent from 2001 with significant sales declines in all geographic regions. Aggressive restructuring actions in response to the sharp market decline allowed this business to remain profitable, with $119 million of earnings in 2002. During the first quarter of 2002, Emerson acquired Avansys, the power business of Huawei Technologies in China, which was renamed Emerson Network Power China. This key acquisition provides access to the China market and a base for low-cost manufacturing and engineering resources, which will help drive sales growth, reduce costs and expand product development.

Sales of the HVAC business were $2.4 billion, down 2 percent from 2001. Softness in the first quarter from customers reducing inventory levels was partially offset by an improvement in the fourth quarter due to an upturn in U.S. residential air conditioning orders resulting from the late summer heat. A 3 percent decline in underlying sales, excluding a 1 percentage point impact from acquisitions, divestitures and currency, resulted from declines in all major geographic regions versus the prior year. Emerson focused on developing a strong position as a provider of services and solutions to the commercial refrigeration market, as evidenced by agreements to provide energy efficiency and site monitoring services to Tesco PLC, the largest food retailer in the United Kingdom, and A & P food stores. Copeland Scroll compressor sales continued to grow during the year, reflecting new product platforms that expand our served market. HVAC earnings decreased $14 million, or 4 percent, to $333 million in 2002 due to lower sales volume and $6 million of higher rationalization costs for the year.

The Appliance and Tools business sales decreased 2 percent to $3.4 billion in 2002. Underlying sales also declined 2 percent, with strong sales growth in the housing-related consumer businesses offset by broad declines in the commercial and industrial tools and motor businesses. Residential storage achieved very strong sales growth during the year, reflecting expanded customer offerings, innovative Web-enabled design and support services, and favorable market conditions. Earnings decreased 9 percent to $456 million in 2002 compared to $503 million in 2001, as a result of lower sales volume and $28 million of higher rationalization costs for the year.

## Acquisitions, Divestitures and Repositioning

In the third quarter of 2003, the Company sold the Dura-Line fiber-optic conduit business, which is reported as discontinued operations. See discussion of Discontinued Operations below for additional information.

In the first quarter of 2002, the Company acquired Avansys Power Co., Ltd., a provider of network power products to the telecommunications industry in China, for approximately $750 million in cash. The Company also divested the Chromalox industrial heating solutions business and the Daniel Valve business. Also in 2002, Emerson exchanged its ENI semiconductor equipment division for an equity interest in MKS Instruments, Inc. of 12 million common shares.

In 2001, the Company continued to reposition into faster-growth markets, acquiring several businesses, divesting two slower-growth businesses and contributing another business into a joint venture. To accelerate cost reductions and better position the Company for the global economic environment, in the fourth quarter of 2001, the Company recognized a pretax incremental repositioning charge of $377 million ($260 million after-tax, or $0.61 per share). Cost of sales, selling, general and administrative expenses, other deductions, net and discontinued operations include charges of $86 million, $51 million, $221 million and $19 million, respectively, in 2001. The charge was primarily non-cash and was mainly associated with the planned disposition of facilities, exiting the manufacturing of non-strategic product lines and the writedown of inventory. See notes 3 and 4 for additional information.

## Total Costs and Expenses

Cost of sales was $9.1 billion in 2003, an increase over the prior year of 1 percent. In 2002, cost of sales was $8.9 billion, compared with $10.0 billion in 2001. Cost of sales as a percent of net sales was 64.9 percent in 2003, compared with 65.0 percent in 2002 and 65.2 percent in 2001. The improvement in the gross profit margin in 2003 was primarily the result of the Company's cost reduction efforts and productivity improvement programs despite a negative impact of 0.2 points from higher pension expense.

Selling, general and administrative (SG&A) expenses were $2.9 billion, $2.9 billion and $3.1 billion in 2003, 2002 and 2001, respectively. As a percent of net sales, SG&A expenses were 21.0 percent, 21.1 percent and 20.0 percent in 2003, 2002 and 2001, respectively. The increase in SG&A as a percent of net sales from 2001 was primarily due to the lower sales volumes and higher pension costs in 2003 and 2002.

Engineering and development expense was $514 million in 2003, compared with $530 million in 2002 and $594 million in 2001. Engineering and development as a percent of net sales was 3.7 percent in 2003 and 3.8 percent in 2002 and 2001, reflecting Emerson's continuing investment in technology to improve the Company's competitive position.

Other deductions, net were $318 million in 2003, compared with $82 million in 2002 (see note 4). Fiscal 2003 increased $236 million over the prior year due to $207 million of lower divestiture gains in 2003 and a 2003 goodwill impairment charge of $54 million related to the businesses in the Electronics and Telecommunications segment. Fiscal 2002 included gains of $85 million and $42 million from the divestitures of the Chromalox and Daniel Valve businesses, respectively, and a $93 million gain from the ENI transaction. The $291 million decrease in 2002 from $373 million in 2001 is primarily due to the 2001 repositioning charge. Furthermore, in connection with the adoption of FAS 142 (see discussion below), the amortization of goodwill was discontinued beginning with fiscal 2002. Other deductions, net includes goodwill amortization of $155 million in 2001. Fiscal 2001 also included a gain of $60 million from the disposition of the Sweco specialty separation business and a gain of $55 million from the disposition of the Xomox valve business. Additionally, the Company and Crane Co. formed a joint venture combining Emerson's Commercial Cam Co. subsidiary and Crane Co.'s Ferguson Company division in 2001, which resulted in a gain of $24 million. Also included in other deductions, net were ongoing costs for the rationalization of operations of $141 million, $190 million and $106 million in 2003, 2002 and 2001, respectively. Higher levels of rationalization in 2002 related to cost structure improvements in response to the difficult economic environment.

### Dividends Per Share



$1.60
$1.20
$0.80
$0.40
98 99 00 01 02 03


Annual dividends increased to a record $1.57 per share in 2003, representing the 47th consecutive year of increases.

Interest expense, net of $231 million in 2003 was down slightly from the prior year. During 2003, the Company issued $750 million of long-term debt to decrease commercial paper borrowings. In 2002, interest expense, net of $233 million decreased from $286 million in 2001, reflecting the impact of lower interest rates, which was partially offset by higher average borrowings due to acquisitions.

## Operating Cash Flow to Total Debt


75%
50%
25%
98 99 00 01 02 03

Strong cash flow performance in 2003 improved the ratio of operating cash flow to total debt to 42.0 percent.

### Income Taxes

Income taxes were $401 million, $514 million and $565 million in 2003, 2002 and 2001, respectively. The 2003 effective tax rate was 28.3 percent, compared with 32.3 percent in 2002 and 35.1 percent in 2001. In 2003, income taxes and the effective tax rate were reduced $68 million and 4 percent, respectively, by the tax benefits from the restructuring of the ETP business net of the impairment charge. Excluding these items, the rate is more indicative of the ongoing tax rate and is comparable to the effective tax rate in the prior year. The decrease in the effective tax rate in 2002 was primarily the result of discontinuing goodwill amortization upon the adoption of FAS 142 due to the non-deductible nature of goodwill and lower taxation of foreign earnings, partially offset by higher taxes associated with divestitures.

### Earnings From Continuing Operations

Earnings from continuing operations were $1.0 billion, or $2.41 per diluted share, in 2003, down from $1.1 billion, or $2.56 per share, in 2002. Lower income taxes in 2003 and $159 million of higher profits contributed by the business segments were more than offset by lower divestiture gains in 2003 and the impairment charge, discussed above in other deductions, net. Earnings from continuing operations in 2002 increased from $1.0 billion, or $2.44 per share, in 2001. These results were primarily due to lower taxes in 2002 and the 2001 repositioning charge, which were offset by the continued market weaknesses affecting all of the Company's segments.

### Discontinued Operations

In May 2003, the Board of Directors approved a plan to restructure the Jordan business acquired in 2000, in which the Dura-Line business would be sold and its other businesses would be retained by Emerson. Discontinued operations of $76 million, or $0.18 per share, in 2003 included a net gain of $83 million (including income tax benefit of $170 million), or $0.20 per share, related to the sale of Jordan stock including its Dura-Line operations. The operating results of Dura-Line have been reclassified to discontinued operations in the Consolidated Statements of Earnings for all years presented. See note 3 for additional information.

### Cumulative Effect of Change in Accounting Principle

Effective October 1, 2001, Emerson adopted SFAS No. 142, "Goodwill and Other Intangible Assets." The transitional goodwill impairment recognized upon adoption of FAS 142 is a required change in accounting principle, and the cumulative effect of adopting this standard resulted in a non-cash, after-tax decrease to 2002 net earnings and diluted earnings per common share of $938 million and $2.23, respectively. Also as a result of the adoption of this standard, goodwill is no longer subject to amortization. See note 5 for additional information.

### Net Earnings and Return on Equity

Net earnings of $1.1 billion and diluted earnings per common share of $2.59 for 2003 included the gain from discontinued operations of $76 million, or $0.18 per share. Net earnings in 2002 were $122 million, or $0.29 per share, including an accounting change of $938 million, or $2.23 per share (net earnings were $1.1 billion, or $2.52 per share, excluding the accounting change). Net earnings and diluted earnings per share in 2001 were $1.0 billion and $2.40 per share, respectively. Earnings in 2001 were negatively impacted $260 million, or $0.61 per share, by the incremental repositioning charge. Earnings in 2001 also included $149 million of goodwill amortization ($0.35 per share). Net earnings as a percent of sales were 7.8 percent in 2003, compared to 7.7 percent in 2002 (excluding the accounting change) and 6.7 percent in 2001. Return on average stockholders' equity was 17.9 percent, 17.9 percent (excluding the accounting change) and 16.5 percent in 2003, 2002 and 2001, respectively.

## Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

### Cash Flow

Emerson generated operating cash flow of $1.7 billion in 2003, a 5 percent decrease from the prior year. Operating cash flow was $1.8 billion in 2002, an increase of 6 percent, compared with $1.7 billion in 2001. Cash flow in 2003 included benefits from reductions in operating working capital, particularly a 9 percent improvement in inventory turnover due to Emerson's lean manufacturing initiative. At September 30, 2003, operating working capital as a percentage of sales was 12.7 percent, compared with 12.6 percent and 13.1 percent in 2002 and 2001, respectively. Operating working capital as a percentage of sales for 2003 was negatively impacted one percentage point by approximately $140 million of tax benefits that will be received in cash in 2004 due to the carryback of a capital loss against prior capital gains. Operating cash flow was decreased by pension contributions of $308 million, $169 million and $174 million in 2003, 2002 and 2001, respectively. Pension contributions are expected to be approximately $100 million in 2004.

Free cash flow (operating cash flow less capital expenditures) was $1.4 billion in 2003, compared to $1.4 billion in 2002 and $1.2 billion in 2001. The slight decrease in 2003 is primarily due to the higher pension contribution made during the year and changes in working capital, offset by lower capital expenditures. Capital expenditures were $337 million, $384 million and $554 million in 2003, 2002 and 2001, respectively. In 2004, the Company is targeting capital spending of approximately 3 percent of net sales. Cash paid in connection with Emerson's acquisitions was $6 million, $754 million and $200 million in 2003, 2002 and 2001, respectively.

Dividends were $661 million ($1.57 per share, up 1.3 percent) in 2003, compared with $652 million ($1.55 per share) in 2002, and $654 million ($1.53 per share) in 2001. In November 2003, the Board of Directors voted to increase the quarterly cash dividend to an annualized rate of $1.60 per share. In 2002 and 2001, approximately 360,000 and 10 million shares, respectively, were repurchased under the fiscal 1997 Board of Directors' authorization; 228,000 shares remain available for repurchase. In fiscal 2002, the Board of Directors authorized a share repurchase program for the repurchase of up to 40 million shares of the Company's outstanding common stock. The Company did not repurchase any shares during 2003 under these plans. Net issuances of treasury stock totaled $11 million in 2003, compared to net purchases of $20 million and $534 million in 2002 and 2001, respectively.

### Leverage/Capitalization

Total debt decreased to $4.1 billion at the end of 2003. Total debt in 2002 decreased to $4.6 billion from $4.7 billion in 2001. The total debt-to-capital ratio was 39.0 percent at year-end 2003, compared with 44.2 percent in 2002 and 43.5 percent in 2001. At September 30, 2003, net debt (total debt less cash and equivalents and short-term investments) was 34.5 percent of net capital, compared with 42.0 percent of net capital in 2002 and 41.5 percent of net capital in 2001. The cumulative effect of change in accounting principle in 2002 increased these ratios by almost 4 percentage points. The operating cash flow-to-debt ratio was 42.0 percent, 39.9 percent and 36.3 percent in 2003, 2002 and 2001, respectively. The Company's interest coverage ratio (earnings from continuing operations before income taxes and interest expense, divided by interest expense) was 6.7 times in 2003, compared with 7.4 times in 2002 and 6.3 times in 2001. The decrease in the interest coverage ratio from 2002 to 2003 reflects lower earnings and higher interest rates on new issuances of long-term debt that replaced commercial paper, which were partially offset by lower average borrowings. See notes 3, 7 and 8 for additional information.

At year-end 2003, the Company and its subsidiaries maintained lines of credit amounting to $2.9 billion to support short-term borrowings, and had uncommitted bank credit facilities to support non-U.S. operations of which approximately $350 million was unused at September 30, 2003. Lines of credit totaling $1.5 billion are effective until June 2005, with the remainder effective until March 2004. These bank credit facilities and lines of credit facilitate funding at prevailing interest rates. In addition, as of September 30, 2003, the Company could issue up to $500 million of additional debt securities under its shelf registration with the Securities and Exchange Commission. The Company's long-term debt was rated A2 by Moody's Investors Service and A by Standard and Poor's as of September 30, 2003.

### Operating Working Capital as a Percent of Sales


20%
15%
10%
5%
98 99 00 01 02 03

Operating working capital has improved from 17 percent of sales in 1998 to 13 percent in 2003.

## Contractual Obligations

At September 30, 2003, the Company's contractual obligations, including estimated payments due by period, are as follows (dollars in millions):

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
| Long-term Debt | $ 3,737 | 4 | 867 | 252 | 2,614 |
| Operating Leases | 335 | 107 | 127 | 46 | 55 |
| Purchase Obligations | 945 | 562 | 294 | 71 | 18 |
| Total | $ 5,017 | 673 | 1,288 | 369 | 2,687 |

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $1.6 billion of other noncurrent liabilities recorded in the balance sheet, as summarized in note 15, which primarily consist of deferred income tax and retirement and postretirement plan liabilities, because it is not certain when these liabilities will become due. See notes 9, 10 and 12 for additional information.

### Operating Cash Flow and as a Percent of Sales


$2.0
$1.5
$1.0
$0.5
16%
12%
8%
4%
98 99 00 01 02 03

(DOLLARS IN BILLIONS)

Operating cash flow of $1.7 billion, or 12.4 percent of sales, in 2003 enabled Emerson to pay record dividends and reduce debt.

### Financial Instruments

The Company is exposed to market risk related to changes in interest rates, copper and other commodity prices and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten-percent increase in interest rates, ten-percent decrease in commodity prices or ten-percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This method has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results and lower commodity prices would benefit future earnings through lower cost of sales. See notes 1, 6, 7 and 8.

## Critical Accounting Policies

Preparation of the Company's financial statements requires management to make judgments, assumptions, and estimates regarding uncertainties that affect the reported amounts of assets, liabilities, stockholders' equity, revenues and expenses. Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ materially from management's estimates under different assumptions or conditions.

### Revenue Recognition

The Company recognizes substantially all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with SOP No. 97-2, "Software Revenue Recognition." Management believes that all relevant criteria and conditions are considered when recognizing sales.

### Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. Over the last three years, the Company has experienced higher than average inventory obsolescence in connection with slowing business conditions. See notes 1 and 4.

### Long-lived Assets

Long-lived assets, which primarily include goodwill and property, plant and equipment, are reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. In 2002, the Company adopted FAS 142 and recorded a transitional impairment charge as a cumulative effect of change in accounting principle. In 2003, a goodwill impairment charge related to the Electronics and Telecommunications segment was recorded. Fair value is generally measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could materially affect the evaluations. For example, if the estimated fair value of the businesses reviewed for impairment in the Electronics and Telecommunications segment were 15 percent lower, an additional impairment charge of approximately $100 million could be incurred. See notes 1, 3 and 5.

### Retirement Plans

Retirement plan expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases and expected return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's retirement plan obligations and future expense. In 2002, the Company adjusted the expected long-term rate of return on plan assets to 9.0 percent, down from 10.5 percent, which increased retirement plan expense approximately $30 million in 2003. Effective for 2004, the expected long-term rate of return on plan assets is 8.5 percent and the discount rate for the U.S. retirement plans is 6.0 percent. Due to the market trends of the past few years (i.e., lower interest rates and asset returns), retirement plan expense is expected to increase approximately $60 million in 2004. As of the measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $50 million. Depending upon the performance of the equity and bond markets in 2004, the Company could be required to record a charge to equity. For example, if the discount rate was decreased by 10 percent, the accumulated benefit obligation for the plan would increase over $100 million and result in an additional after-tax charge to stockholders' equity of approximately $550 million. Each additional 10 percent decrease in the discount rate would result in an additional after-tax charge to equity of approximately $50 million. See note 9.

### Income Taxes

Income tax expense and deferred tax assets and liabilities reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries. These earnings are permanently invested or indefinitely retained because they are essential for continuing international operations. In those cases in which distributions have been made, additional income taxes have not been significant. See note 12.

### Capital Expenditures and as a Percent of Sales


$700
$525
$350
$175
6.0%
4.5%
3.0%
1.5%
98 99 00 01 02 03

(DOLLARS IN MILLIONS)

Emerson continues to effectively manage capital spending in the tough economic environment.

# Report of Management

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2003, have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company's disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting control. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit Committee of the Board of Directors, which is composed solely of independent Directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets with management and the internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors who have free access to the Audit Committee and the Board of Directors to discuss the quality and acceptability of the Company's financial reporting, internal controls, as well as non-audit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.



David N. Farr
Chief Executive Officer



Walter J. Galvin
Executive Vice President and
Chief Financial Officer

# Independent Auditors' Report

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" in the year ended September 30, 2002.


KPMG LLP

St. Louis, Missouri
November 3, 2003

# Consolidated Statements of Earnings

**Emerson Electric Co. and Subsidiaries**

Years ended September 30
(Dollars in millions except per share amounts)

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| **Net sales** | $ 15,311 | 13,748 | 13,958 |
| Costs and expenses: | | | |
| Cost of sales | 9,987 | 8,939 | 9,060 |
| Selling, general and administrative expenses | 3,051 | 2,904 | 2,935 |
| Other deductions, net | 373 | 82 | 318 |
| Interest expense, net | 286 | 233 | 231 |
| **Earnings from continuing operations before income taxes** | 1,614 | 1,590 | 1,414 |
| Income taxes | 565 | 514 | 401 |
| **Earnings from continuing operations** | 1,049 | 1,076 | 1,013 |
| Net gain (loss) from discontinued operations | (17) | (16) | 76 |
| Earnings before cumulative effect of change in accounting principle | 1,032 | 1,060 | 1,089 |
| Cumulative effect of change in accounting principle | — | (938) | — |
| **Net earnings** | $ 1,032 | 122 | 1,089 |
| Basic earnings per common share: | | | |
| Earnings from continuing operations | $ 2.47 | 2.57 | 2.42 |
| Discontinued operations | (0.04) | (0.04) | 0.18 |
| Cumulative effect of change in accounting principle | — | (2.24) | — |
| **Basic earnings per common share** | $ 2.43 | 0.29 | 2.60 |
| Diluted earnings per common share: | | | |
| Earnings from continuing operations | $ 2.44 | 2.56 | 2.41 |
| Discontinued operations | (0.04) | (0.04) | 0.18 |
| Cumulative effect of change in accounting principle | — | (2.23) | — |
| **Diluted earnings per common share** | $ 2.40 | 0.29 | 2.59 |

See accompanying notes to consolidated financial statements.

# Consolidated Balance Sheets

## Emerson Electric Co. and Subsidiaries

September 30
(Dollars in millions except per share amounts)

## Assets

| | 2002 | 2003 |
|---|---|---|
| ***Current assets*** | | |
| Cash and equivalents | $ 381 | 696 |
| Receivables, less allowances of $90 in 2002 and $82 in 2003 | 2,513 | 2,650 |
| Inventories: | | |
| Finished products | 662 | 628 |
| Raw materials and work in process | 962 | 930 |
| Total inventories | 1,624 | 1,558 |
| Other current assets | 443 | 596 |
| Total current assets | 4,961 | 5,500 |
| **Property, plant and equipment** | | |
| Land | 172 | 178 |
| Buildings | 1,318 | 1,341 |
| Machinery and equipment | 4,878 | 5,129 |
| Construction in progress | 281 | 216 |
| | 6,649 | 6,864 |
| Less accumulated depreciation | 3,533 | 3,902 |
| Property, plant and equipment, net | 3,116 | 2,962 |
| **Other assets** | | |
| Goodwill | 4,910 | 4,942 |
| Other | 1,558 | 1,790 |
| Total other assets | 6,468 | 6,732 |
| | $ 14,545 | 15,194 |

See accompanying notes to consolidated financial statements.

## Liabilities and Stockholders' Equity

| | 2002 | 2003 |
|---|---|---|
| **Current liabilities** | | |
| Short-term borrowings and current maturities of long-term debt | $ 1,560 | 391 |
| Accounts payable | 1,268 | 1,397 |
| Accrued expenses | 1,448 | 1,513 |
| Income taxes | 124 | 116 |
| Total current liabilities | 4,400 | 3,417 |
| **Long-term debt** | 2,990 | 3,733 |
| **Other liabilities** | 1,414 | 1,584 |
| **Stockholders' equity** | | |
| Preferred stock of $2.50 par value per share. Authorized 5,400,000 shares; issued - none | — | — |
| Common stock of $.50 par value per share. Authorized 1,200,000,000 shares; issued 476,677,006 shares in 2002 and 2003 | 238 | 238 |
| Additional paid-in capital | 52 | 65 |
| Retained earnings | 8,461 | 8,889 |
| Accumulated other comprehensive income | (647) | (386) |
| | 8,104 | 8,806 |
| Less cost of common stock in treasury, 55,967,097 shares in 2002 and 55,522,542 shares in 2003 | 2,363 | 2,346 |
| Total stockholders' equity | 5,741 | 6,460 |
| | $ 14,545 | 15,194 |

# Consolidated Statements of Stockholders' Equity

## Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions except per share amounts)

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| **Common stock** | $ 238 | 238 | **238** |
| **Additional paid-in capital** | | | |
| Beginning balance | 53 | 31 | **52** |
| Stock plans and other | (22) | 21 | **13** |
| Ending balance | 31 | 52 | **65** |
| **Retained earnings** | | | |
| Beginning balance | 8,613 | 8,991 | **8,461** |
| Net earnings | 1,032 | 122 | **1,089** |
| Cash dividends (per share: 2001, $1.53; 2002, $1.55; 2003, $1.57) | (654) | (652) | **(661)** |
| Ending balance | 8,991 | 8,461 | **8,889** |
| **Accumulated other comprehensive income** | | | |
| Beginning balance | (578) | (741) | **(647)** |
| Translation adjustments | (101) | 132 | **366** |
| Pension adjustments (net of tax: 2001, $18; 2002, $18; 2003, $82) | (29) | (30) | **(133)** |
| Cash flow hedges and other (net of tax: 2001, $20; 2002, $5; 2003, $(17)) | (33) | (8) | **28** |
| Ending balance | (741) | (647) | **(386)** |
| **Treasury stock** | | | |
| Beginning balance | (1,923) | (2,405) | **(2,363)** |
| Acquired | (562) | (17) | **—** |
| Issued under stock plans and other | 80 | 59 | **17** |
| Ending balance | (2,405) | (2,363) | **(2,346)** |
| **Total stockholders' equity** | $ 6,114 | 5,741 | **6,460** |
| **Comprehensive income (Net earnings, Translation adjustments, Pension adjustments and Cash flow hedges)** | $ 869 | 216 | **1,350** |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

## Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions)

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| **Operating activities** | | | |
| Net earnings | $ 1,032 | 122 | **1,089** |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Cumulative effect of change in accounting principle | — | 938 | **—** |
| Depreciation and amortization | 708 | 541 | **534** |
| Changes in operating working capital | 121 | 432 | **266** |
| Pension funding | (174) | (169) | **(308)** |
| Gains on divestitures and other | 21 | (46) | **150** |
| Net cash provided by operating activities | 1,708 | 1,818 | **1,731** |
| **Investing activities** | | | |
| Capital expenditures | (554) | (384) | **(337)** |
| Purchases of businesses, net of cash and equivalents acquired | (200) | (754) | **(6)** |
| Divestitures of businesses and other, net | 206 | 257 | **39** |
| Net cash used in investing activities | (548) | (881) | **(304)** |
| **Financing activities** | | | |
| Net increase (decrease) in short-term borrowings | 97 | (975) | **(1,232)** |
| Proceeds from long-term debt | 36 | 751 | **746** |
| Principal payments on long-term debt | (25) | (38) | **(17)** |
| Net (purchases) issuances of treasury stock | (534) | (20) | **11** |
| Dividends paid | (654) | (652) | **(661)** |
| Net cash used in financing activities | (1,080) | (934) | **(1,153)** |
| Effect of exchange rate changes on cash and equivalents | (5) | 22 | **41** |
| **Increase in cash and equivalents** | 75 | 25 | **315** |
| Beginning cash and equivalents | 281 | 356 | **381** |
| **Ending cash and equivalents** | $ 356 | 381 | **696** |
| **Changes in operating working capital** | | | |
| Receivables | $ 135 | 155 | **8** |
| Inventories | 99 | 265 | **161** |
| Other current assets | (6) | 12 | **12** |
| Accounts payable | (77) | 101 | **57** |
| Accrued expenses | 44 | (72) | **24** |
| Income taxes | (74) | (29) | **4** |
| | $ 121 | 432 | **266** |

See accompanying notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

Emerson Electric Co. and Subsidiaries

(Dollars in millions except per share amounts)

## (1) Summary of Significant Accounting Policies

### Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its controlled affiliates. All significant intercompany transactions, profits and balances are eliminated in consolidation. Other investments of 20 percent to 50 percent are accounted for by the equity method. Investments of less than 20 percent are carried at cost.

### Foreign Currency Translation

The functional currency of nearly all of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected in accumulated other comprehensive income.

### Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

### Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales.

### Property, Plant and Equipment

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives. Service lives for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value if expected future cash flows of the related assets are less than their carrying values.

### Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations." FAS 141 requires the purchase method of accounting and eliminates the pooling-of-interests method. Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Effective October 1, 2001, Emerson adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and therefore ceased amortizing goodwill as of that date. Prior to the adoption of FAS 142, goodwill was amortized on a straight-line basis to other deductions over the periods estimated to be benefited, not exceeding 40 years. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

All of the Company's intangible assets (other than goodwill) are subject to amortization. Capitalized software is being amortized on a straight-line basis with a remaining weighted-average life of three years. Intellectual property consists primarily of patents which are being amortized on a straight-line basis with a remaining weighted-average life of six years.

### Warranty

The Company's product warranties vary by each of its product lines and are competitive for the markets in which it operates. Warranty generally extends for a period of one to two years from the date of sale or installation. Provisions for warranty are primarily determined based on historical warranty cost as a percentage of sales or a fixed amount per unit sold based on failure rates, adjusted for specific problems that may arise. Product warranty expense is less than one percent of sales.

### Revenue Recognition

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured.

### Stock-Based Compensation

Effective October 1, 2002, Emerson adopted the fair value method provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Under the Standard's prospective method of adoption, options granted, modified or settled after September 30, 2002, are expensed based on their fair value at date of grant over the vesting period, generally three years. Previously, the Company accounted for options pursuant to Accounting Principles Board Opinion No. 25, and no expense was recognized. If the fair value method of FAS 123 had been utilized for all options granted, compensation expense would have been higher by $23, $20 and $9 in 2001, 2002 and 2003, respectively, and net earnings and diluted earnings per common share would have been $1,012 and $2.36 per share in 2001, $105 and $0.25 per share in 2002 and $1,082 and $2.57 per share in 2003.

### Financial Instruments

All derivative instruments are reported on the balance sheet at fair value. For each derivative instrument designated as a cash flow hedge, the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges on non-U.S. net asset exposures are included in accumulated other comprehensive income.

### Income Taxes

No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $1,884 at September 30, 2003). These earnings are permanently invested or otherwise indefinitely retained because they are essential for continuing international operations. In those cases in which distributions have been made, additional income taxes have not been significant.

### Comprehensive Income

Comprehensive income is primarily comprised of net earnings, foreign currency translation adjustments, pension adjustments and cash flow hedges. Accumulated translation adjustments were $547 and $181, pension adjustments were $59 and $192, and cash flow hedges and other were $41 and $13 at September 30, 2002 and 2003, respectively.

### Financial Statement Presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Effective October 1, 2002, Emerson adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the impairment or disposal of long-lived assets and the reporting of discontinued operations. The operating results of Dura-Line have been reclassified to discontinued operations in the Consolidated Statements of Earnings for all years presented (see Note 3).

## (2) Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow (shares in millions):

| | 2001 | 2002 | **2003** |
|---|---|---|---|
| Basic | 425.4 | 418.9 | **419.1** |
| Dilutive shares | 4.1 | 2.0 | **1.8** |
| Diluted | 429.5 | 420.9 | **420.9** |

## (3) Acquisitions and Divestitures

Cash paid in connection with the Company's purchase acquisitions follows:

| | 2001 | 2002 | **2003** |
|---|---|---|---|
| Fair value of assets acquired | $ 243 | 821 | **6** |
| Less liabilities assumed | 43 | 67 | **—** |
| Cash paid (net of cash and equivalents acquired) | $ 200 | 754 | **6** |

Several small businesses were acquired during 2003. Due to challenging market conditions, Emerson began evaluating strategies to maximize the value of the Jordan business (renamed Emerson Telecommunication Products, Inc. ("Jordan")) acquired in 2000. In May 2003, the Board of Directors approved a plan to restructure Jordan in which all but one of its businesses would be retained by Emerson (and will continue to do business as Emerson Telecommunication Products, LLC ("ETP")), and the Dura-Line fiber-optic conduit business would be sold. In June 2003 after the restructuring, the Jordan stock, including its Dura-Line operations, was sold for $6, resulting in a pretax loss of $87, which is reported as discontinued operations. In addition, an appraisal of the retained ETP business was performed. All of the businesses in the Electronics and Telecommunications segment, including ETP, were reviewed for impairment and a goodwill impairment charge of $54 was recorded in the third quarter, the majority of which related to the ETP business. The restructuring and sale resulted in income tax benefits of $238 as the tax basis in the stock of these businesses significantly exceeded the carrying value primarily due to a goodwill impairment of $647 in 2002. Approximately $140 of the benefits will be received in cash in 2004 due to the carryback of the capital loss against prior capital gains, with the remainder expected to be received in subsequent years as the capital loss carryforward is utilized against future capital gains. The income tax benefits were recognized in the third quarter: $170 was associated with discontinued operations and $68 was associated with the retained ETP business.

The tax benefits from the restructuring of the ETP business net of the impairment charge contributed $14 ($0.03 per share) to continuing operations. The net gain of $83 from the sale of Jordan (including income tax benefit of $170) is reported as discontinued operations in the Consolidated Statements of Earnings. The operating results of Dura-Line also have been reclassified to discontinued operations for all years presented. Sales were $169, $76 and $41, and net losses were $17, $16 and $7 for the years ended September 30, 2001, 2002 and 2003, respectively. Other businesses divested in 2003 represented total annual sales of approximately $80 in 2002.

During the first quarter of 2002, Emerson acquired Avansys Power Co., Ltd. (renamed Emerson Network Power China), a provider of network power products to the telecommunications industry in China, for $750 in cash (approximately $710 net of cash acquired), resulting in $624 of goodwill. Avansys and several other smaller businesses acquired during 2002 had annualized sales of approximately $270.

In the first quarter of 2002, Emerson received $165 from the divestiture of the Chromalox industrial heating solutions business, resulting in a pretax gain of $85. In the second quarter of 2002, Emerson exchanged its ENI semiconductor equipment business for an equity interest in MKS Instruments, Inc. of 12 million common shares, resulting in a pretax gain of approximately $93. During the third quarter, Emerson received $73 from the divestiture of the Daniel Valve business, resulting in a pretax gain of $42. Chromalox, ENI and Daniel Valve represented total annual sales of approximately $300 in 2001.

In 2001, the Company acquired Saab Marine Electronics AB, a manufacturer of radar level gauging equipment, and other smaller businesses. During the first quarter of 2001, the Company received $75 from the divestiture of the Sweco specialty separation business resulting in a pretax gain of $60. The Company sold its Xomox valve business for $145 resulting in a pretax gain of $55 in the third quarter of 2001. During the fourth quarter of 2001, the Company and Crane Co. formed a joint venture combining Emerson's Commercial Cam Co. subsidiary and Crane Co.'s Ferguson Company division. The transaction resulted in a pretax gain of approximately $24, and the venture is accounted for by the equity method.

The results of operations of these businesses have been included in the Company's consolidated results of operations since the respective dates of acquisition and prior to the respective dates of divestiture.

## (4) Other Deductions, Net

Other deductions, net are summarized as follows:

| | 2001 | 2002 | **2003** |
|---|---|---|---|
| Gains from divestitures | $ (187) | (231) | **(24)** |
| Impairment | — | — | **54** |
| Rationalization of operations | 106 | 190 | **141** |
| Repositioning | 221 | — | **—** |
| Amortization of intangibles ($155 of goodwill in 2001) | 180 | 26 | **17** |
| Other | 53 | 97 | **130** |
| Total | $ 373 | 82 | **318** |

Rationalization of operations includes ongoing costs for start-up, shutdown and moving of facilities, asset writedowns, severance and other costs in connection with improving the cost structure of operations. Rationalization of operations by segment is summarized as follows:

| | 2001 | 2002 | **2003** |
|---|---|---|---|
| Process Control | $ 25 | 27 | **36** |
| Industrial Automation | 20 | 33 | **20** |
| Electronics & Telecommunications | 39 | 71 | **39** |
| HVAC | 20 | 26 | **20** |
| Appliance and Tools | 21 | 49 | **36** |
| Corporate | (14) | 1 | **(2)** |
| Discontinued operations [a] | (5) | (17) | **(8)** |
| Total | $ 106 | 190 | **141** |

[a] Discontinued operations eliminates the operating results of discontinued operations related to Dura-Line, which are included in the Electronics and Telecommunications segment amounts.

Operations for 2002 were also impacted by higher than average inventory obsolescence, unabsorbed overhead on inventory reductions and bad debts of $70. Rationalization of operations and these costs totaled $277 ($187 after-tax), while gains from divestitures of businesses were $231 ($135 after-tax) in 2002.

In the fourth quarter of 2001, the Company recognized a pretax incremental repositioning charge of $377 ($260 after-tax) for the consolidation and rationalization of operations of $136, exiting the manufacturing of certain product lines of $124, and the writedown of certain non-strategic investments and other costs of $52. In addition, the charge includes the writedown of inventory to realizable value of $65 associated with the rapid acceleration of sales growth in 2000 and subsequent sharp decline in mid-year 2001, particularly in the Electronics and Telecommunications business. These charges were in addition to the recurring costs of operations and ongoing cost reduction and productivity improvement programs. Cost of sales, selling, general and administrative expenses, other deductions, net and discontinued operations include charges of $86, $51, $221 and $19, respectively.

Costs associated with the consolidation and rationalization of operations to improve the cost structure are primarily related to the Electronics and Telecommunications, Appliance and Tools and Process Control businesses, and include the writedown of fixed assets to liquidation value of $62, impairment of intangibles of $30, severance related costs of $22, and lease termination and other costs of $22. The costs to exit the manufacturing of certain product lines are principally in the Appliance and Tools business and include the writedown of fixed assets, investment and inventory related items of $46, impairment of intangibles of $23, and other obligations of $55. In total, the charge relates to the exit from over twenty production and office facilities in the United States, Europe and Asia. The repositioning charge includes the elimination of approximately 2,900 positions, along with other period costs for shutdown and moving. Exit costs for severance and lease terminations utilized during 2002 were $19 and $14, respectively. As of September 30, 2003, the remaining balance of lease termination costs for vacated facilities was $17, and will be utilized over the remaining terms of the applicable lease or when the leases are terminated. See Note 14 for the impact of the charges by business segment.

## (5) Goodwill and Intangible Assets

Effective October 1, 2001, Emerson adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The statement requires, among other things, the discontinuation of goodwill amortization for business combinations before July 1, 2001, and completion of a transitional goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of reporting units were estimated using discounted cash flows and market multiples.

Emerson completed the transitional impairment test and recorded a non-cash, after-tax charge of $938 (net of $17 tax benefit), as a cumulative effect of a change in accounting principle in 2002. The primary factors resulting in the impairment charge were the change in the goodwill impairment criteria from an undiscounted to a discounted cash flow method and the sharp decline in the telecommunication and computing equipment markets. The after-tax charge by segment was Electronics and Telecommunications $831, Industrial Automation $59, and Process Control $48.

For comparison purposes, supplemental net earnings and earnings per share for the year ended September 30, 2001, excluding goodwill amortization of $164 ($149 net of tax), are provided as follows:

| | 2001 |
|---|---|
| Net earnings, excluding goodwill amortization | $ 1,181 |
| Earnings per share, excluding goodwill amortization: | |
| Basic | $ 2.78 |
| Diluted | $ 2.75 |

## (6) Financial Instruments

The Company selectively uses derivative financial instruments to manage interest costs, commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

To efficiently manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt or fair value hedges of fixed rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts and commodity swaps as cash flow hedges to minimize the impact of currency and commodity price fluctuations on transactions, cash flows and firm commitments. These contracts for the sale or purchase of European and other currencies and the purchase of copper and other commodities generally mature within one year.

Notional transaction amounts and fair values for the Company's outstanding derivatives, by risk category and instrument type, as of September 30, 2002 and 2003, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

| | 2002 | | **2003** | |
|---|---|---|---|---|
| | Notional Amount | Fair Value | **Notional Amount** | **Fair Value** |
| Foreign currency: | | | | |
| Forwards | $ 1,001 | (14) | **1,193** | **9** |
| Options | $ 57 | 1 | **52** | **—** |
| Interest rate swaps | $ 324 | 5 | **338** | **(1)** |
| Commodity contracts | $ 156 | (11) | **95** | **8** |

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of long-term debt (including current maturities) exceeded the related carrying value by $296 and $335 at September 30, 2002 and 2003, respectively. The fair value and carrying value of an equity investment in a publicly-traded company were $131 and $190, respectively, at September 30, 2002, and $260 and $183, respectively, at September 30, 2003. Subsequent to year-end 2003, one-third of the shares were registered for sale in a filing with the Securities and Exchange Commission by the investee. The estimated fair value of each of the Company's other classes of financial instruments approximated the related carrying value at September 30, 2002 and 2003.

## (7) Short-term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

| | 2002 | 2003 |
|---|---|---|
| Commercial paper | $ 1,262 | **117** |
| Payable to banks | 56 | **41** |
| Other | 242 | **233** |
| Total | $ 1,560 | **391** |
| | | |
| Weighted average interest rate at year end | 2.5% | **1.7%** |

In 2001, the Company entered into an interest rate swap agreement, which fixed the rate on $250 of commercial paper at 6.0 percent through December 2010. In 2002, the swap was terminated when $250 of fixed-rate, long-term notes were issued and an equivalent amount of commercial paper was repaid. In 2000, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap which fixed the rate at 2.2 percent. The Company had 149 million and 138 million of British pound notes with interest rates of 4.4 percent and 3.6 percent, swapped to $217 and $222 at U.S. commercial paper rates at September 30, 2002 and 2003, respectively.

The Company and its subsidiaries maintained lines of credit amounting to $2,900 with various banks at September 30, 2003, to support short-term borrowings and to assure availability of funds at prevailing interest rates. Lines of credit totaling $1,500 are effective until June 2005, with the remainder effective until March 2004. There were no borrowings against U.S. lines of credit in the last three years. The Company's subsidiaries maintained uncommitted bank credit facilities in various currencies of which approximately $350 was unused at September 30, 2003. In some instances, borrowings against these credit facilities have been guaranteed by the Company to facilitate funding at favorable interest rates. In addition, as of September 30, 2003, the Company could issue up to $500 of additional debt securities under its shelf registration with the Securities and Exchange Commission.

## (8) Long-term Debt

Long-term debt is summarized as follows:

| | 2002 | 2003 |
|---|---|---|
| 7 7/8% notes due June 2005 | $ 600 | **600** |
| 6.3% notes due November 2005 | 250 | **250** |
| 5 1/2% notes due September 2008 | 250 | **250** |
| 5% notes due October 2008 | 175 | **175** |
| 5.85% notes due March 2009 | 250 | **250** |
| 7 1/8% notes due August 2010 | 500 | **500** |
| 5.75% notes due November 2011 | 250 | **250** |
| 4.625% notes due October 2012 | — | **250** |
| 4 1/2% notes due May 2013 | — | **250** |
| 5 5/8% notes due November 2013 | 250 | **250** |
| 5% notes due December 2014 | — | **250** |
| 6% notes due August 2032 | 250 | **250** |
| Other | 224 | **212** |
| | 2,999 | **3,737** |
| Less current maturities | 9 | **4** |
| Total | $ 2,990 | **3,733** |

In 2000, the Company issued $600 of 7 7/8%, five-year notes that were simultaneously swapped to floating U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 6.9 percent. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 5.7 percent.

Long-term debt maturing during each of the four years after 2004 is $615, $252, $1 and $251, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $274, $283 and $245 in 2001, 2002 and 2003, respectively.

## (9) Retirement Plans

Retirement plan expense includes the following components:

| | U.S. Plans | | | Non-U.S. Plans | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | **2003** | 2001 | 2002 | **2003** |
| Defined benefit plans: | | | | | | |
| Service cost (benefits earned during the period) | $ 41 | 41 | **41** | 11 | 9 | **11** |
| Interest cost | 126 | 134 | **136** | 18 | 16 | **22** |
| Expected return on plan assets | (186) | (178) | **(187)** | (24) | (21) | **(22)** |
| Net amortization | (1) | 9 | **34** | (1) | — | **3** |
| Net periodic pension (income) expense | (20) | 6 | **24** | 4 | 4 | **14** |
| Defined contribution and multiemployer plans | 64 | 58 | **60** | 15 | 18 | **22** |
| Total retirement plan expense | $ 44 | 64 | **84** | 19 | 22 | **36** |

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

| | U.S. Plans | | Non-U.S. Plans | |
|---|---|---|---|---|
| | 2002 | **2003** | 2002 | **2003** |
| Benefit obligation, beginning | $ 1,725 | **1,871** | 304 | **342** |
| Service cost | 41 | **41** | 9 | **11** |
| Interest cost | 134 | **136** | 16 | **22** |
| Actuarial losses | 63 | **309** | 8 | **76** |
| Benefits paid | (93) | **(103)** | (15) | **(15)** |
| Foreign currency and other | 1 | **10** | 20 | **90** |
| Benefit obligation, ending | $ 1,871 | **2,264** | 342 | **526** |
| Fair value of plan assets, beginning | $ 1,753 | **1,703** | 293 | **279** |
| Actual return on plan assets | (119) | **74** | (24) | **(14)** |
| Employer contributions | 161 | **288** | 9 | **8** |
| Benefits paid | (93) | **(103)** | (15) | **(15)** |
| Foreign currency and other | 1 | **—** | 16 | **68** |
| Fair value of plan assets, ending | $ 1,703 | **1,962** | 279 | **326** |
| Plan assets in excess of (less than) benefit obligation as of June 30 | $ (168) | **(302)** | (63) | **(200)** |
| Unrecognized net loss | 747 | **1,137** | 66 | **187** |
| Unrecognized prior service costs (benefit) | 14 | **12** | (6) | **(3)** |
| Adjustment for fourth quarter contributions | — | **1** | — | **11** |
| Net amount recognized in the balance sheet | $ 593 | **848** | (3) | **(5)** |

| | U.S. Plans | | | Non-U.S. Plans | | |
|---|---|---|---|---|---|---|
| Weighted average assumptions used to determine net pension expense: | 2001 | 2002 | **2003** | 2001 | 2002 | **2003** |
| Discount rate | 8.00% | 7.75% | **7.25%** | 6.4% | 6.4% | **5.8%** |
| Expected return on plan assets | 10.50% | 9.00% | **9.00%** | 8.4% | 8.5% | **8.3%** |
| Rate of compensation increase | 4.50% | 4.25% | **3.75%** | 3.9% | 3.9% | **3.4%** |

At June 30, 2002 and 2003, the weighted-average assumptions of discount rate and rate of compensation increase used to determine the U.S. plans' benefit obligations were 7.25% and 3.75%; and 6.00% and 3.25%, respectively. At June 30, 2002 and 2003, the weighted-average assumptions of discount rate and rate of compensation increase used to determine the non-U.S. plans' benefit obligations were 5.8% and 3.4%; and 5.2% and 3.3%, respectively. At September 30, 2002 and 2003, the pension assets recognized in the balance sheet were $636 and $843, and the pension liabilities recognized in the balance sheet were $141 and $310, respectively; in addition, $95 and $310 were included in accumulated other comprehensive income at September 30, 2002 and 2003, respectively. As of the plans' June 30 measurement date, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $328, $312 and $210, respectively, for 2002, and $905, $844 and $522, respectively, for 2003. As of the measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $50. Depending upon the performance of the equity and bond markets in 2004, the Company could be required to record a charge to equity. For example, if the discount rate was decreased by 10 percent, the accumulated benefit obligation for the plan would increase over $100 and result in an additional after-tax charge to stockholders' equity of approximately $550.

## (10) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30, 2001, 2002 and 2003, follows:

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| Service cost | $ 5 | 6 | 7 |
| Interest cost | 24 | 26 | 27 |
| Net amortization | (2) | – | 8 |
| Net postretirement plan expense | $ 27 | 32 | 42 |

The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

| | 2002 | 2003 |
|---|---|---|
| Benefit obligation, beginning | $ 324 | 377 |
| Service cost | 6 | 7 |
| Interest cost | 26 | 27 |
| Actuarial losses | 54 | 46 |
| Benefits paid | (35) | (40) |
| Acquisitions/divestitures and other | 2 | 9 |
| Benefit obligation, ending | 377 | 426 |
| Unrecognized net loss | (53) | (89) |
| Unrecognized prior service benefit (costs) | 2 | (8) |
| Postretirement benefit liability recognized in the balance sheet | $ 326 | 329 |

The assumed discount rates used in measuring the obligations as of September 30, 2001, 2002 and 2003, were 7.50 percent, 7.00 percent and 6.00 percent, respectively. The assumed health care cost trend rate for 2004 was 10.0 percent, declining to 5.0 percent in the year 2013. The assumed health care cost trend rate for 2003 was 9.0 percent, declining to 5.0 percent in the year 2011. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2003, and the 2003 postretirement plan expense by less than five percent.

## (11) Contingent Liabilities and Commitments

Emerson is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, management's estimates of the outcomes of these matters, its experience in contesting, litigating and settling other similar matters, and any related insurance coverage.

Although it is not possible to predict the ultimate outcome of the matters discussed above, historically, the Company has been successful in defending itself against claims and suits that have been brought against it. The Company will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future adverse development could have a material adverse impact on the Company.

The Company enters into indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, for example, environmental liabilities and unidentified tax liabilities related to periods prior to the disposition. Due to the uncertain nature of the indemnities, the maximum liability cannot be quantified. Liabilities for obligations are recorded when probable and when they can be reasonably estimated. Historically, the Company has not made significant payments for these obligations.

At September 30, 2003, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

## (12) Income Taxes

Earnings from continuing operations before income taxes consist of the following:

| | 2001 | 2002 | **2003** |
|---|---|---|---|
| United States | $ 1,168 | 1,124 | **790** |
| Non-U.S. | 446 | 466 | **624** |
| Earnings from continuing operations before income taxes | $ 1,614 | 1,590 | **1,414** |

The principal components of income tax expense follow:

| | 2001 | 2002 | **2003** |
|---|---|---|---|
| Current: | | | |
| Federal | $ 432 | 204 | **170** |
| State and local | 34 | 11 | **7** |
| Non-U.S. | 170 | 109 | **154** |
| Deferred: | | | |
| Federal | (30) | 173 | **73** |
| State and local | 1 | 26 | **17** |
| Non-U.S. | (42) | (9) | **(20)** |
| Income tax expense | $ 565 | 514 | **401** |

The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

| | 2001 | 2002 | **2003** |
|---|---|---|---|
| Federal corporate statutory rate | 35.0% | 35.0% | **35.0%** |
| State and local taxes, less federal tax benefit | 1.4 | 1.4 | **1.1** |
| Export benefit | (1.4) | (1.7) | **(1.7)** |
| Foreign rate differential | (1.1) | (3.0) | **(4.2)** |
| Goodwill | 2.6 | — | **1.3** |
| Capital (losses) gains | (.3) | .4 | **(4.5)** |
| Other | (1.1) | .2 | **1.3** |
| Effective income tax rate | 35.1% | 32.3% | **28.3%** |

The principal items that gave rise to deferred income tax assets and liabilities follow:

| | 2002 | **2003** |
|---|---|---|
| Deferred tax assets: | | |
| Accrued liabilities | $ 249 | **199** |
| Postretirement and postemployment benefits | 131 | **132** |
| Employee compensation and benefits | 82 | **98** |
| NOL and tax credits | 133 | **241** |
| Capital loss benefit | — | **238** |
| Other | 200 | **150** |
| Total | $ 795 | **1,058** |
| Valuation allowance | $ (80) | **(127)** |
| Deferred tax liabilities: | | |
| Property, plant and equipment | $ (270) | **(298)** |
| Leveraged leases | (144) | **(137)** |
| Pension | (193) | **(214)** |
| Intangibles | (128) | **(156)** |
| Other | (101) | **(99)** |
| Total | $ (836) | **(904)** |
| Net deferred income tax asset (liability) | $ (121) | **27** |

At September 30, 2002 and 2003, respectively, net current deferred tax assets were $325 and $435, and net noncurrent deferred tax liabilities were $446 and $408. Total income taxes paid were approximately $590, $320 and $310 in 2001, 2002 and 2003, respectively. Approximately half of the net operating losses and tax credits can be carried forward indefinitely, while the remainder expire over varying periods, primarily from 2006 through 2008. The Company expects to receive approximately $140 of the capital loss benefit in cash in 2004 due to the carryback of a capital loss against prior capital gains; the remaining $98 capital loss carryforward can be utilized through 2008 (see Note 3).

## (13) Common Stock

The Company has various stock option plans that permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company's common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. At September 30, 2003, approximately 10.3 million options were available for grant under these plans. Changes in the number of shares subject to option during 2001, 2002 and 2003, follow (shares in thousands):

| | 2001 | | 2002 | | **2003** | |
|---|---|---|---|---|---|---|
| | Average Price | Shares | Average Price | Shares | **Average Price** | **Shares** |
| Beginning of year | $ 47.15 | 10,147 | $ 48.42 | 9,088 | **$ 49.66** | **10,413** |
| Options granted | 67.27 | 451 | 52.85 | 2,112 | **46.50** | **335** |
| Options exercised | 44.05 | (1,219) | 40.86 | (591) | **35.76** | **(444)** |
| Options canceled | 51.58 | (291) | 52.85 | (196) | **52.80** | **(245)** |
| End of year | 48.42 | 9,088 | 49.66 | 10,413 | **50.09** | **10,059** |
| Exercisable at year end | | 4,625 | | 6,016 | | **7,610** |

Summarized information regarding stock options outstanding and exercisable at September 30, 2003, follows (shares in thousands):

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Average Contractual Life | Average Price | Shares | Average Price |
| up to $44 | 3,906 | 4.5 years | $ 42.06 | 3,259 | $ 41.96 |
| $45 to 54 | 4,039 | 7.2 | 52.14 | 2,386 | 52.52 |
| $55 to 74 | 2,114 | 5.4 | 61.00 | 1,965 | 60.57 |
| Total | 10,059 | 5.7 | 50.09 | 7,610 | 50.08 |

During 2003, 335 thousand options were granted, resulting in $0.7 of compensation expense pursuant to FAS 123, which Emerson adopted effective October 1, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: risk-free interest rate of 5.7 percent, 4.2 percent and 2.8 percent, dividend yield of 2.3 percent, 2.9 percent and 3.4 percent for 2001, 2002 and 2003, respectively, and expected volatility of 25 percent and expected life of five years for all years. The weighted average fair value of options granted was $12.03, $11.03 and $8.13 for 2001, 2002 and 2003, respectively.

The Company's Incentive Shares Plans authorize the distribution of common stock to key management personnel subject to certain conditions and restrictions. Upon accomplishment of the five-year performance objectives, 2,085,314 shares were distributed to participants in 2002, including 1,216,985 shares paid in cash; additionally, participants elected to defer 97,604 shares for future distribution. At September 30, 2003, 1,848,210 shares were outstanding with restriction periods of three to ten years, including 108,720 shares issued in 2003. In addition, 1,107,877 rights to receive common shares have been awarded, including 24,413 rights awarded in 2003, which are contingent upon accomplishing certain objectives by 2005. At September 30, 2003, approximately 3.5 million shares remained available for award under these plans. Compensation expense charged against income for the Company's Incentive Shares Plans was $36, $27 and $28 for 2001, 2002 and 2003, respectively.

At September 30, 2003, 25,097,733 shares of common stock were reserved, primarily for issuance under the Company's stock plans. During 2003, no treasury shares were acquired and 444,555 treasury shares were issued.

Approximately 1.2 million preferred shares are reserved for issuance under a Preferred Stock Purchase Rights Plan. Under certain conditions involving the acquisition of or an offer for 20 percent or more of the Company's common stock, all holders of Rights, except an acquiring entity, would be entitled (i) to purchase, at an exercise price of $260, common stock of the Company or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until November 1, 2008, unless earlier redeemed (at one-half cent per Right), exercised or exchanged under the terms of the plan.

## (14) Business Segment Information

The Company is engaged principally in the worldwide design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. The divisions of the Company are primarily organized based on the nature of the products and services provided. The Process Control segment includes measurement and analytical instrumentation, valves, control systems, and predictive maintenance systems. The Industrial Automation segment includes integral horsepower industrial motors, variable-speed and index drives, mechanical power transmission equipment, ultrasonic welding and cleaning, fluid control, destructive testing, and heating and lighting equipment. The Electronics and Telecommunications segment consists of uninterruptible power supplies, power conditioning equipment, environmental control systems, site monitoring systems, connectivity systems, and electrical switching equipment. The Heating, Ventilating and Air Conditioning (HVAC) segment consists of compressors, hermetic terminals, thermostats, and valves. The Appliance and Tools segment includes general and special purpose motors and controls, as well as hand and plumbing tools, storage products and disposers.

The primary income measure used for assessing performance and making operating decisions is earnings before interest and income taxes. Intersegment sales approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements primarily include management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Gains and losses from divestitures of businesses are included in Corporate and other. Corporate assets primarily include cash and equivalents, investments, pensions, deferred charges, and certain fixed assets. Summarized information about the Company's operations by business segment and by geographic area follows:

### Business Segments

(See Notes 3, 4 and 5)

| | Sales | | | Earnings | | | Total Assets | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2001 | 2002 | **2003** | 2001[a] | 2002 | **2003** | 2001 | 2002 | **2003** |
| Process Control | $ 3,398 | 3,396 | **3,394** | 358 | 387 | **388** | 3,573 | 3,506 | **3,531** |
| Industrial Automation | 2,956 | 2,500 | **2,600** | 402 | 297 | **330** | 2,567 | 2,354 | **2,422** |
| Electronics & Telecommunications | 3,590 | 2,465 | **2,316** | 359 | 119 | **168** | 3,303 | 2,878 | **2,721** |
| HVAC | 2,438 | 2,389 | **2,614** | 347 | 333 | **386** | 1,920 | 1,876 | **1,871** |
| Appliance and Tools | 3,500 | 3,437 | **3,453** | 503 | 456 | **479** | 2,366 | 2,393 | **2,388** |
| | 15,882 | 14,187 | **14,377** | 1,969 | 1,592 | **1,751** | 13,729 | 13,007 | **12,933** |
| Discontinued operations [b] | (169) | (76) | **(41)** | 25 | 25 | **12** | | | |
| Differences in accounting methods | | | | 191 | 149 | **127** | | | |
| Repositioning charge | | | | (377) | — | **—** | | | |
| Corporate and other | | | | 92 | 57 | **(245)** | 1,317 | 1,538 | **2,261** |
| Sales eliminations / Interest | (402) | (363) | **(378)** | (286) | (233) | **(231)** | | | |
| Total | $ 15,311 | 13,748 | **13,958** | 1,614 | 1,590 | **1,414** | 15,046 | 14,545 | **15,194** |

[a] In connection with the adoption of FAS 142, fiscal 2002 and 2003 segment earnings exclude goodwill amortization. Fiscal 2001 segment earnings include goodwill amortization of $164 as follows: Process Control $56; Industrial Automation $26; Electronics and Telecommunications $51; HVAC $14; and Appliance and Tools $17. Reported 2001 segment earnings exclude the incremental repositioning charge of $377. The charges by segment were Process Control $69, Industrial Automation $22, Electronics and Telecommunications $83, HVAC $6, and Appliance and Tools $163. Including the charges, 2001 segment earnings were Process Control $289, Industrial Automation $380, Electronics and Telecommunications $276, HVAC $341, and Appliance and Tools $340.

[b] Discontinued operations eliminates Dura-Line's sales and operating losses, which are included in the Electronics and Telecommunications segment and the geographic amounts.

| | Intersegment Sales | | | Depreciation and Amortization Expense | | | Capital Expenditures | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2001 | 2002 | **2003** | 2001 | 2002 | **2003** | 2001 | 2002 | **2003** |
| Process Control | $ 4 | 3 | **2** | 188 | 124 | **114** | 77 | 76 | **69** |
| Industrial Automation | 18 | 12 | **15** | 125 | 93 | **97** | 85 | 67 | **55** |
| Electronics & Telecommunications | 15 | 14 | **4** | 128 | 81 | **71** | 104 | 33 | **34** |
| HVAC | 31 | 25 | **26** | 110 | 99 | **107** | 144 | 85 | **65** |
| Appliance and Tools | 334 | 309 | **331** | 148 | 134 | **136** | 135 | 105 | **102** |
| Corporate and other | | | | 9 | 10 | **9** | 9 | 18 | **12** |
| Total | $ 402 | 363 | **378** | 708 | 541 | **534** | 554 | 384 | **337** |

Changes in the goodwill balances during 2002 were primarily due to the transitional impairment charge and the addition of goodwill associated with the Avansys acquisition. Changes in the goodwill balances since September 30, 2002, are primarily due to the divestiture of Dura-Line and the impairment charge in the Electronics and Telecommunications segment. Currency fluctuations impacted the balances in all segments. Goodwill balances by business segment follow:

| | 2001 | 2002 | **2003** |
|---|---|---|---|
| Process Control | $ 1,626 | 1,591 | **1,603** |
| Industrial Automation | 831 | 788 | **836** |
| Electronics & Telecommunications | 1,805 | 1,590 | **1,543** |
| HVAC | 376 | 377 | **378** |
| Appliance and Tools | 544 | 564 | **582** |
| Total | $ 5,182 | 4,910 | **4,942** |

## Geographic

| | Sales by Destination | | | Property, Plant and Equipment | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | **2003** | 2001 | 2002 | **2003** |
| United States | $ 9,291 | 8,073 | **7,687** | 2,355 | 2,162 | **1,970** |
| Europe | 3,087 | 2,766 | **3,169** | 492 | 489 | **504** |
| Asia | 1,412 | 1,563 | **1,712** | 255 | 280 | **297** |
| Latin America | 670 | 525 | **487** | 138 | 130 | **124** |
| Other regions | 1,020 | 897 | **944** | 48 | 55 | **67** |
| Discontinued operations [b] | (169) | (76) | **(41)** | | | |
| Total | $ 15,311 | 13,748 | **13,958** | 3,288 | 3,116 | **2,962** |

## (15) Other Financial Data

*Items reported in earnings during the years ended September 30, 2001, 2002 and 2003, include the following:*

| | 2001 | 2002 | **2003** |
|---|---|---|---|
| Depreciation | $ 462 | 457 | **463** |
| Intangible asset amortization | 82 | 84 | **71** |
| Research, new product development and product improvement costs | 594 | 530 | **514** |
| Rent expense | 219 | 216 | **227** |
| Interest expense | 304 | 250 | **246** |
| Interest income | 18 | 17 | **15** |

Other assets, other are summarized as follows:

| | 2002 | **2003** |
|---|---|---|
| Pension plans | $ 636 | **843** |
| Equity and other investments | 326 | **336** |
| Capitalized software | 147 | **147** |
| Leveraged leases | 145 | **139** |
| Intellectual property | 113 | **104** |
| Other | 191 | **221** |
| Total | $ 1,558 | **1,790** |

Items reported in accrued expenses include the following:

| | 2002 | **2003** |
|---|---|---|
| Employee compensation | $ 344 | **382** |
| Product warranty | 138 | **148** |

Other liabilities are summarized as follows:

| | 2002 | **2003** |
|---|---|---|
| Deferred income taxes | $ 514 | **503** |
| Retirement plans | 183 | **356** |
| Postretirement plans, excluding current portion | 306 | **309** |
| Minority interest | 104 | **114** |
| Other | 307 | **302** |
| Total | $ 1,414 | **1,584** |

The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $107 in 2004 and decline substantially thereafter.

## (16) Quarterly Financial Information (Unaudited)

| | First Quarter | | Second Quarter | | Third Quarter | | Fourth Quarter | | Fiscal Year | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** |
| Net sales | $ 3,272 | **3,226** | 3,404 | **3,465** | 3,550 | **3,573** | 3,522 | **3,694** | 13,748 | **13,958** |
| Gross profit | $ 1,165 | **1,143** | 1,186 | **1,211** | 1,226 | **1,250** | 1,232 | **1,294** | 4,809 | **4,898** |
| Earnings from continuing operations | $ 256 | **218** | 277 | **241** | 286 | **278** | 257 | **276** | 1,076 | **1,013** |
| Net earnings | $ (683) [a] | **217** | 275 | **236** | 281 | **360** | 249 | **276** | 122 [a] | **1,089** |
| Earnings from continuing operations per common share: | | | | | | | | | | |
| Basic | $ 0.61 | **0.52** | 0.66 | **0.58** | 0.69 | **0.66** | 0.61 | **0.66** | 2.57 | **2.42** |
| Diluted | $ 0.61 | **0.52** | 0.66 | **0.57** | 0.68 | **0.66** | 0.61 | **0.66** | 2.56 | **2.41** |
| Net earnings per common share: | | | | | | | | | | |
| Basic | $ (1.63) [a] | **0.52** | 0.65 | **0.56** | 0.68 | **0.86** | 0.59 | **0.66** | 0.29 [a] | **2.60** |
| Diluted | $ (1.62) [a] | **0.52** | 0.65 | **0.56** | 0.67 | **0.85** | 0.59 | **0.66** | 0.29 [a] | **2.59** |
| Dividends per common share | $ .3875 | **.3925** | .3875 | **.3925** | .3875 | **.3925** | .3875 | **.3925** | 1.55 | **1.57** |
| Common stock prices: | | | | | | | | | | |
| High | $ 58.14 | **53.08** | 65.51 | **52.72** | 59.40 | **54.41** | 54.15 | **56.79** | 65.51 | **56.79** |
| Low | $ 45.57 | **42.42** | 52.00 | **44.43** | 51.59 | **46.15** | 43.20 | **50.47** | 43.20 | **42.42** |

[a] First quarter and fiscal 2002 include a cumulative effect of a change in accounting principle of $938 ($2.24 per basic share, or $2.23 per diluted share). See Note 5 for additional information.

The operating results of Dura-Line have been reclassified to discontinued operations for all years presented. See Notes 3 and 4 for information regarding non-recurring items and the Company's acquisition and divestiture activities.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

# Eleven-Year Summary

**Emerson Electric Co. and Subsidiaries**

Years ended September 30
(Dollars in millions except per share amounts)

| | | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| **Summary of Operations** | Net sales | $ 13,958 | 13,748 | 15,311 |
| | Gross profit | $ 4,898 | 4,809 | 5,324 |
| | Interest expense | $ 246 | 250 | 304 |
| | Earnings from continuing operations | $ 1,013 | 1,076 | 1,049[c] |
| | *Percent of net sales* | 7.3% | 7.8% | 6.8% |
| | Net earnings | $ 1,089 | 122[a] | 1,032[c] |
| | Operating cash flow | $ 1,731 | 1,818 | 1,708 |
| | Return on average stockholders' equity | 17.9% | 17.9%[b] | 16.5% |
| **Per Share of Common Stock** | Diluted: | | | |
| | Earnings from continuing operations | $ 2.41 | 2.56 | 2.44[c] |
| | Net earnings | $ 2.59 | 0.29[a] | 2.40[c] |
| | Net earnings, excluding goodwill amortization | $ 2.59 | 2.52[b] | 2.75[c] |
| | Cash dividends | $ 1.57 | 1.55 | 1.53 |
| | Book value | $ 15.34 | 13.65 | 14.57 |
| **Year-End Financial Position** | Operating working capital | $ 1,778 | 1,741 | 2,033 |
| | Percent of net sales | 12.7% | 12.6% | 13.1% |
| | Property, plant and equipment, net | $ 2,962 | 3,116 | 3,288 |
| | Total assets | $ 15,194 | 14,545 | 15,046 |
| | Long-term debt | $ 3,733 | 2,990 | 2,256 |
| | Stockholders' equity | $ 6,460 | 5,741 | 6,114 |
| | Total debt to total capital | 39.0% | 44.2% | 43.5% |
| | Net debt to net capital | 34.5% | 42.0% | 41.5% |
| **Other Data** | Capital expenditures | $ 337 | 384 | 554 |
| | Depreciation | $ 463 | 457 | 462 |
| | Total taxes, including income taxes | $ 843 | 915 | 982 |
| | Salaries and wages | $ 3,153 | 3,107 | 3,389 |
| | Average number of employees | 106,700 | 111,500 | 124,500 |
| | Approximate number of stockholders at year end | 31,800 | 32,700 | 33,700 |
| | Average common shares – diluted (in thousands) | 420,918 | 420,891 | 429,452 |

Note: All share and per share data reflect the 1997 two-for-one stock split. The operating results of Dura-Line have been reclassified to discontinued operations for all years presented.

[a] Includes the cumulative effect of a change in accounting principle of $938 ($2.23 per share).

[b] Before change in accounting principle.

[c] Includes a $377 charge ($260 after-tax, or $0.61 per share), of which $358 ($248 after-tax, or $0.58 per share) was reported in continuing operations, primarily for the disposition of facilities and exiting of product lines.

| 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 |
|---|---|---|---|---|---|---|---|
| 15,351 | 14,270 | 13,447 | 12,299 | 11,150 | 10,013 | 8,607 | 8,174 |
| 5,473 | 5,076 | 4,852 | 4,433 | 3,985 | 3,533 | 3,054 | 2,884 |
| 288 | 190 | 152 | 121 | 127 | 111 | 89 | 119 |
| 1,409 | 1,314 | 1,229 | 1,122 | 1,019 | 908 | 789 | 708 |
| 9.2% | 9.2% | 9.1% | 9.1% | 9.1% | 9.1% | 9.2% | 8.7% |
| 1,422 | 1,314 | 1,229 | 1,122 | 1,019 | 908 | 789 | 708 |
| 1,840 | 1,811 | 1,652 | 1,499 | 1,317 | 1,142 | 1,097 | 1,075 |
| 22.6% | 21.9% | 21.9% | 20.8% | 19.9% | 19.7% | 19.1% | 18.5% |
| | | | | | | | |
| 3.27 | 3.00 | 2.77 | 2.50 | 2.25 | 2.01 | 1.75 | 1.56 |
| 3.30 | 3.00 | 2.77 | 2.50 | 2.25 | 2.01 | 1.75 | 1.56 |
| 3.63 | 3.27 | 2.99 | 2.69 | 2.42 | 2.14 | 1.85 | 1.67 |
| 1.43 | 1.30 | 1.18 | 1.08 | .98 | .89 | .78 | .72 |
| 14.98 | 14.27 | 13.24 | 12.30 | 11.96 | 10.88 | 9.71 | 8.71 |
| 2,336 | 2,222 | 2,294 | 2,098 | 1,984 | 1,773 | 1,531 | 1,464 |
| 15.0% | 15.6% | 17.1% | 17.1% | 17.8% | 17.7% | 17.8% | 17.9% |
| 3,243 | 3,154 | 3,012 | 2,735 | 2,451 | 2,135 | 1,947 | 1,880 |
| 15,164 | 13,624 | 12,660 | 11,463 | 10,481 | 9,399 | 8,215 | 7,815 |
| 2,248 | 1,317 | 1,057 | 571 | 773 | 209 | 280 | 438 |
| 6,403 | 6,181 | 5,803 | 5,421 | 5,353 | 4,871 | 4,342 | 3,915 |
| 41.8% | 34.6% | 30.8% | 27.1% | 24.5% | 24.7% | 21.7% | 29.3% |
| 40.2% | 32.7% | 29.0% | 24.9% | 22.9% | 23.3% | 20.0% | 27.9% |
| 692 | 592 | 603 | 575 | 514 | 421 | 332 | 306 |
| 454 | 447 | 406 | 369 | 339 | 303 | 274 | 269 |
| 1,196 | 1,126 | 1,093 | 1,034 | 963 | 862 | 762 | 710 |
| 3,376 | 3,171 | 3,003 | 2,771 | 2,569 | 2,380 | 2,156 | 2,064 |
| 123,400 | 116,900 | 111,800 | 100,700 | 86,400 | 78,900 | 73,900 | 71,600 |
| 35,000 | 36,300 | 37,200 | 35,900 | 29,800 | 31,000 | 31,800 | 32,700 |
| 431,395 | 438,397 | 444,121 | 449,501 | 452,754 | 451,946 | 452,747 | 455,125 |

# Message from the Chairman



Charles F. Knight

Our management transition is in its fourth year, and as a board we are particularly impressed with the results achieved by David and his management team in these important areas:

- Expansion of the Emerson brand and business platforms to increase our leadership positions in key businesses.
- Execution of restructuring in response to competitive challenges, and the flow-through of margin improvement.
- Development of management capacity across the company, based on a proven management process.

As the improvement in global business conditions continues, Emerson should be in an excellent competitive position.

Emerson's board also continued to serve the stockholders well. At a time when the focus on corporate governance is high, we are fortunate to have a board and management team with a long-time commitment to integrity in everything we do.

On February 28, 2003, William M. Van Cleve, who had been a director for 19 years, passed away. Bill, who was the former managing partner of the Bryan Cave law firm, was known for his character, practicality, and focus on what was best for Emerson's stockholders. The company gained much from Bill's 19 years of service on the board, and we miss him.

Charles F. Knight

# Board of Directors

James G. Berges
St. Louis, Missouri
President

August A. Busch III
St. Louis, Missouri
Chairman of the Board,
Anheuser-Busch Companies, Inc.

David N. Farr
St. Louis, Missouri
Chief Executive Officer

David C. Farrell
St. Louis, Missouri, Retired Chairman & Chief Executive Officer,
The May Department Stores Company

Carlos Fernandez G.
Lomas de Chapultepec, Mexico
Vice Chairman of the Board & Chief Executive Officer
Grupo Modelo, S.A. de C.V.

Walter J. Galvin
St. Louis, Missouri
Executive Vice President & Chief Financial Officer

Arthur F. Golden
New York, New York
Partner, Davis Polk & Wardwell

Robert B. Horton
London, England
Retired Chairman,
Railtrack Group plc

Charles F. Knight
St. Louis, Missouri
Chairman of the Board

Gerald A. Lodge
Saddle Brook, New Jersey
President,
InnoCal Management, Inc.

Vernon R. Loucks, Jr.
Chicago, Illinois
Retired Chairman & Chief Executive Officer,
Baxter International, Inc.

John B. Menzer
Bentonville, Arkansas
President & CEO of Wal-Mart International & Executive Vice President of Wal-Mart Stores, Inc.

Charles A. Peters
St. Louis, Missouri
Senior Executive Vice President

Joseph W. Prueher
Virginia Beach, Virginia
Admiral USN (Ret)
Former U.S. Ambassador to People's Republic of China

Rozanne L. Ridgway
Arlington, Virginia
Former Assistant Secretary of State for Europe & Canada

Edward E. Whitacre, Jr.
San Antonio, Texas
Chairman & Chief Executive Officer,
SBC Communications, Inc.

## Advisory Directors

| J.M. Berra | T.E. Bettcher | J.J. Lindemann | E.L. Monser | J-P.L. Montupet | P.J. Sly |
|---|---|---|---|---|---|
| Executive Vice President | Executive Vice President | Executive Vice President | Chief Operating Officer | Executive Vice President | Executive Vice President |

## Committees

**Executive Committee**
C. F. Knight, Chairman
A. A. Busch III
D. N. Farr
D. C. Farrell
R. B. Horton
G. A. Lodge
V. R. Loucks, Jr.
E. E. Whitacre, Jr.

**Audit Committee**
A. A. Busch III, Chairman
C. Fernandez G.
J. B. Menzer
R. L. Ridgway
E. E. Whitacre, Jr.

**Compensation & Human Resources Committee**
V. R. Loucks, Jr., Chairman
D. C. Farrell
E. E. Whitacre, Jr.

**Corporate Governance & Nominating Committee**
D. C. Farrell, Chairman
A. F. Golden
G. A. Lodge
V. R. Loucks, Jr.

**Finance Committee**
R. B. Horton, Chairman
A. A. Busch III
D. C. Farrell
G. A. Lodge
V. R. Loucks, Jr.
J. W. Prueher

**Pension Committee**
G. A. Lodge, Chairman
A. A. Busch III
A. F. Golden
C. F. Knight
J. B. Menzer

**Public Policy Committee**
E. E. Whitacre, Jr., Chairman
C. Fernandez G.
R. B. Horton
J. W. Prueher
R. L. Ridgway

# Management

## Senior Management

C.F. Knight
Chairman of the Board

D.N. Farr
Chief Executive Officer

J.G. Berges
President

W.J. Galvin
Executive Vice President
& Chief Financial Officer

E.L. Monser
Chief Operating Officer

C.A. Peters
Senior Executive Vice
President

## Operating Management

C.W. Ashmore
Group Vice President

J.M. Berra
Executive Vice President

T.E. Bettcher
Executive Vice President

E.C. Evans
Group Vice President

E.K. Feeney
Senior Vice President

C. Henry
Group Vice President

J.J. Lindemann
Executive Vice President

J-P.L. Montupet
Executive Vice President

P.K. Murphy
Group Vice President

D.G. Perkins
Group Vice President

E.M. Purvis
Group Vice President

R.J. Schul
Group Vice President

P.J. Sly
Executive Vice President

## Corporate Management

L.C. Barrett
President-
Emerson Canada

K. Button Bell
Vice President
& Chief Marketing Officer

M.J. Bulanda
Vice President-
Planning

J.R. Carius
Vice President & Chief
Employment Counsel

R.M. Cox, Jr.
Senior Vice President-
Acquisitions &
Development

F.J. Dellaquila
Vice President

T.C. Derrick, Jr.
Vice President-
Labor Relations

C.A. Doiron
Vice President-
Materials

B.N. Eckhardt
Senior Vice President
& Controller

L.A. Flavin
Vice President-
Audit

D.J. Green
Vice President
& Associate
General Counsel

K.D. Hahn
Vice President-
Information Technology

J.A. Harmon
Senior Vice President

C.G. Heath
Vice President-
Executive Compensation

L.E. Heikkila
Vice President-
Aviation

P.A. Hutchison
Senior Vice President-
Human Resources

R.E. Keefe
Vice President-
Manufacturing

C.T. Kelly
Vice President-
Human Resources

L.J. Kremer
Vice President-
Logistics

H.J. Lamboley, Jr.
Vice President-
Environmental Affairs
& Real Estate

A.E. Lebon
Vice President-
Labor Relations

R.D. Ledford
Senior Vice President
& Chief Technology Officer

R.M. Levy
Vice President-
Development

R.D. McDonald
Vice President-
Government Affairs

P.E. McKnight
Vice President-
Organization Planning

M.J. Molloy
Vice President-
Development

D.C. Moon
Vice President-
Tax

D.J. Rabe
Vice President & Treasurer

J.E. Rhodes
Assistant Treasurer
& Director-
Investor Relations

P.A. Roberts
Vice President-
Public Affairs

L.A. Rodriguez
President - Emerson
Latin America

S.C. Roemer
Vice President-
Financial Planning

M.G. Rohret
Vice President-
Employee Relations

K.W. Rolls
Vice President-
Benefits

R.J. Schlueter
Vice President & Chief
Accounting Officer

P. Sen
President-
Emerson India

D.D. Sollberger
Vice President-
Procurement

J.D. Switzer
Senior Vice President-
Development

W.W. Withers
Senior Vice President,
Secretary &
General Counsel

P.K. Yam
President-
Emerson Greater China

N. Yamanaka
President-
Emerson Japan

# Stockholders' Information

## Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m., Tuesday, February 3, 2004, in Emerson's World Headquarters Building, 8000 W. Florissant Ave., St. Louis, Missouri. Notice of the meeting, proxy statement and proxy were sent to stockholders with this annual report.

## Registrar & Transfer Agent

Mellon Investor Services
Attention: Emerson Electric Co.
P.O. Box 3315
South Hackensack, NJ 07606
Toll Free Telephone: (888) 213-0970
Internet: http://www.melloninvestor.com

## Stockholder Inquiries

Inquiries regarding dividend payments, loss or non-receipt of a dividend check, stock transfers (including name changes, gifts and inheritances), lost stock certificates, Form 1099 information and address changes should be directed to the Registrar and Transfer Agent.

All other inquiries should be addressed to:
Investor Relations Department, Station 2197
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506
Telephone: (314) 553-2197

## 10-K Report

A copy of the Company's 2003 Annual Report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders without charge. To obtain a copy, please contact the Investor Relations Department. The Company's chief executive officer and chief financial officer have furnished the certifications required with the Form 10-K.

## Internet Access

Corporate news releases, Forms 10-K, 10-Q and 8-K, the annual report and other information about the Company are available through Emerson's Web site on the Internet. It may be accessed as follows: http://www.gotoemerson.com

## Stockholder Services

### Dividend Reinvestment & Stock Purchase Plan

The Plan is administered by Mellon Bank, N.A., to individual investors who want a convenient, low-cost way to purchase or sell Emerson Electric Co. common stock (NYSE:EMR). You can participate in the Plan if you are a registered holder of Emerson common stock. If you do not own Emerson common stock, you can make your initial purchase directly through the Plan. The Plan provides you the opportunity to reinvest dividends and is an alternative to traditional methods of buying, holding, and selling Emerson common stock. The Plan is not sponsored or administered by Emerson. For further information and an authorization form, contact the Registrar and Transfer Agent.

### Direct Deposit of Dividends

Stockholders may elect to have dividends electronically deposited into a checking or savings account at a bank, savings and loan institution or credit union. For details, contact the Registrar and Transfer Agent.

### Low Cost Investment Plan

Investors may also purchase their initial shares of Emerson stock through NAIC's Low Cost Investment Plan. For details contact:

National Association of Investors Corp. (NAIC)
711 W. Thirteen Mile Rd.
Madison Heights, MI 48071
Toll Free Telephone: (877) 275-6242 Ext. 331

## Duplicate Mailings

When stockholders own shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the annual report. To eliminate multiple copies, write to the Registrar and Transfer Agent.

## Environmental Programs

Information on Emerson's environmental programs may be obtained by contacting:
Environmental Affairs Department, Station 3800
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506

# Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties and Emerson undertakes no obligation to update any such statement to reflect later developments. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, changes of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) current and future business environment, including interest rates and capital and consumer spending; (ii) volatility of the end markets served, as demonstrated by the recent decline in the electronics and telecommunications market; (iii) competitive factors and competitor responses to Emerson initiatives; (iv) development and market introduction of anticipated new products; (v) availability of raw materials and purchased components; (vi) government laws and regulations, including taxes; (vii) outcome of pending and future litigation, including environmental compliance; (viii) stable governments and business conditions in emerging economies; (ix) penetration of emerging economies; (x) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (xi) integration of acquisitions; (xii) favorable access to capital markets; and (xiii) execution of cost-reduction efforts.


EMERSON™

Emerson; Emerson. Consider It Solved.; Emerson Process Management; Emerson Climate Technologies; Emerson Network Power; Emerson Storage Solutions; Emerson Professional Tools; Emerson Appliance Solutions; Emerson Motor Technologies; Emerson Industrial Automation; AMS Suite; Comfort Alert; Copeland Digital Scroll; DeltaV; PerfectSpeed Motor; PlantWeb; UltraTech Home Series and their related trademark designs and logotypes are service/trademarks and/or trade names of Emerson Electric Co., its subsidiaries, affiliates, investments, or joint ventures.

J.C. Edwards & Sons, Inc.; Enel Production; Equinix; ExxonMobil; On The Run; FOUNDATION fieldbus; IBM; Refineria Isla (Curazao) S.A.; Deer Park Refining L.P.; Exempla Saint Joseph Hospital in Denver; Land Rover UK; Yahoo! Inc.; and their related trademarks and logotypes used within this annual report are the trade names, service/trademarks and/or logotypes of the respective companies and are not owned by or affiliated with Emerson Electric Co., its subsidiaries, affiliates, investments, or joint ventures.

The trademarks, service marks, and/or product designs that appear in the photographs and descriptions within this report are the property of their respective owners and are not used to suggest sponsorship, endorsement, or affiliation with Emerson Electric Co., its subsidiaries, affiliates, investments, or joint ventures.

Emerson
World Headquarters
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136
www.gotoemerson.com